    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 29, 2001


                                                      REGISTRATION NO. 333-67640
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                   MOOG INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                        NEW YORK                                                16-0757636
                (STATE OF INCORPORATION)                           (I.R.S. EMPLOYER IDENTIFICATION NO.)

                        EAST AURORA, NEW YORK 14052-0018
                                 (716) 652-2000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                    ROBERT T. BRADY, CHAIRMAN OF THE BOARD,
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        EAST AURORA, NEW YORK 14052-0018
                                 (716) 652-2000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

                 JOHN B. DRENNING, ESQ.                                   ROBERT EVANS III, ESQ.
                   JOHN J. ZAK, ESQ.                                       SHEARMAN & STERLING
                    HODGSON RUSS LLP                                       599 LEXINGTON AVENUE
               ONE M&T PLAZA, SUITE 2000                                 NEW YORK, NEW YORK 10022
                BUFFALO, NEW YORK 14203                                       (212) 848-4000
                     (716) 856-4000

                            ------------------------


    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.


    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION

                 PRELIMINARY PROSPECTUS DATED OCTOBER   , 2001

PROSPECTUS

                                3,373,283 SHARES

                                  [MOOG LOGO]

                              CLASS A COMMON STOCK

                             ----------------------

     We are selling 3,262,500 shares and two shareholders, the Moog Inc. Retirement Plan Trust and the Seneca Foods Foundation, are selling an aggregate of 110,783 shares of our Class A common stock.

     Our Class A common stock trades on the New York Stock Exchange under the symbol "MOG.A." On October 24, 2001, the last reported sale price of our shares of Class A common stock on the New York Stock Exchange was $23.08 per share.


     INVESTING IN OUR CLASS A COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 7 OF THIS PROSPECTUS.


                             ----------------------

                                                              PER SHARE    TOTAL
                                                              ---------    -----
Public offering price.......................................      $          $
Underwriting discount.......................................      $          $
Proceeds, before expenses, to Moog..........................      $          $
Proceeds, before expenses, to the selling shareholders......      $          $

The underwriters may also purchase up to an additional 505,992 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The shares will be ready for delivery on or about             , 2001.

                             ----------------------

MERRILL LYNCH & CO.
                               CREDIT SUISSE FIRST BOSTON
                                                                   SG COWEN

                             ----------------------

               The date of this prospectus is             , 2001.

                              [INSIDE FRONT COVER]

                                   [ARTWORK]

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Prospectus Summary..........................................     1
Recent Developments.........................................     6
Risk Factors................................................     7
Forward-Looking Statements..................................    11
Use of Proceeds.............................................    12
Price Range of Class A Common Stock and Dividend Policy.....    13
Capitalization..............................................    14
Selected Financial Data.....................................    15
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    17
Business....................................................    26
Management..................................................    36
Principal and Selling Shareholders..........................    39
Description of Capital Stock................................    43
Underwriting................................................    45
Legal Matters...............................................    48
Experts.....................................................    48
Where You Can Find More Information.........................    48
Incorporation of Information We File With the SEC...........    48


                             ----------------------


     You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

                               PROSPECTUS SUMMARY


     This summary highlights material information contained elsewhere in this prospectus. Because it is a summary, it may not include all of the information that is important to you. You should read the entire prospectus before investing. All information in this prospectus assumes the underwriters' over allotment option is not exercised, unless otherwise noted. References to Moog, we, us and our refer to Moog Inc. and our subsidiaries. Our fiscal year ends on the last Saturday in September of each year. References to a fiscal year are to the year ended on the last Saturday in September in the referenced year. For example, fiscal 2000 refers to the fiscal year ended September 30, 2000. All information in this prospectus reflects the three-for-two split of our common stock effected September 21, 2001.


                                   MOOG INC.


     We are a leading worldwide designer and manufacturer of high performance, precision motion and fluid controls and control systems for a broad range of applications in aerospace and industrial markets. Our products and systems are used in the flight control of military and commercial aircraft, satellite positioning, tactical and strategic missile steering and the thrust vector control of space launch vehicles. They are also used in a wide variety of industrial applications, including power-generating turbines and injection molding machines. Our global base of military and commercial aerospace customers includes large original equipment manufacturers, or OEMs, such as The Boeing Company, Lockheed Martin Corporation, Northrop Grumman Corporation and Raytheon Company, and the U.S. and foreign governments. We also serve a diverse base of industrial machine manufacturers. We have operations in 21 countries and, in fiscal 2000, sales from our foreign operations were 25% of total sales. We design and manufacture our control products and systems within three operating groups: aircraft controls; space controls; and industrial controls. In fiscal 2000, sales in our aircraft controls, space controls and industrial controls segments were 48%, 18% and 34%, respectively, of our total sales.



     We have an excellent reputation in the industries we serve based on our strong engineering and design capabilities and the reliability of our products. We have developed close relationships with our customers that allow us to effectively evaluate their precision control requirements and identify new business opportunities. Our products and systems employ devices known as servovalves and servoactuators that control the position, velocity or force of moving objects with accuracy that can be measured in millionths of an inch. Not only are these devices extremely accurate, they also respond to commands in as little as thousandths of a second and as frequently as one hundred times a second. We produce our products and systems by employing low cost facilities in the Philippines and India and lean manufacturing strategies to manage our costs and realize higher profits.



     Since our founding in 1951, our focus has been to design solutions to our customers' complex motion control requirements. The technology behind our products originated from our involvement on various missile programs and NASA space missions in the 1950's and 1960's. We have adapted our technologies to other product applications in aircraft controls and industrial controls. We believe we are a market share leader in supplying OEM flight control actuation systems for military and commercial aircraft, steering controls for launch vehicles and propellant controls for satellites. Our products have been used in almost every U.S. military aircraft and numerous foreign military aircraft. We have an installed base of products on the F-15 Eagle, the F/A-18 C/D Hornet, the B-2 Stealth Bomber and other programs. We also supply controls for newer military aircraft programs such as the F/A-18 E/F Super Hornet, the V-22 Osprey tiltrotor and the Joint Strike Fighter. We supply steering controls for a number of strategic and tactical missile programs, for NASA's Space Shuttle, for almost every make of geosynchronous satellite currently produced and for the Delta IV and Atlas Evolved Expendable Launch Vehicle programs. We supply flight controls to the major commercial aircraft manufacturers, Boeing and Airbus Industrie, and currently provide flight controls for more applications on the Boeing 7-series airplanes than any of our competitors. We also believe we are the leading producer of servovalves for global industrial applications.


     The markets we serve provide substantial opportunity for aftermarket sales. Aftermarket sales are sales of spare and replacement parts and repair and overhaul services. In fiscal 2000, aftermarket sales were 23% of our total sales. The high technological content of our products and our reputation for reliability encourages customers and end-users to use our routine repair and maintenance services. For example, we provide product support to most major commercial airlines.



OUR INDUSTRY



     The motion control industry is fragmented but is consolidating. The number of motion control suppliers is decreasing in part due to acquisitions within the industry and customer preference to manage fewer suppliers. To be successful, companies will need to offer a broad range of controls solutions and services and deliver them cost-efficiently. Additional trends affecting the markets we serve include:


  Aerospace

     - Increasing military spending;

     - Aging of existing military and commercial aircraft fleets, requiring aftermarket support;

     - Increasing spending by NASA on the Space Shuttle;

     - Increasing outsourcing of repair and maintenance functions by the U.S. Department of Defense, airlines and OEMs;

     - Increasing spending on missile programs, including National Missile Defense; and

     - Stability in the satellite market.

  Industrial

     - Long-term growth in the plastics manufacturing machinery, power generation and motion simulation markets;

     - Continued focus by manufacturers on improving the productivity of their equipment;

     - Increasing customer preference to subcontract complete systems solutions; and


     - Expanded use of microprocessor controls on all types of machinery.


OUR GROWTH STRATEGY

     Key elements of our growth strategy include:

     - Capitalizing on Increasing Defense Spending. As a supplier on many U.S. military aircraft and missile programs, including National Missile Defense, we expect to benefit from increasing defense spending.

     - Capitalizing on Aftermarket Opportunities. We expect our aftermarket sales to grow as military and commercial aircraft age, as the U.S. Department of Defense continues to outsource military equipment repair and maintenance and as our installed base of industrial controls products continues to grow.

     - Pursuing Acquisitions. We have been and will continue to be a consolidator in the fragmented precision control industry.

     - Focusing on System Integration in Industrial Applications. We believe we can increase sales to industrial customers by working with their engineering staffs in the design and development of highly engineered precision control systems for specific industrial market applications.

     - Broadening the Application of Our Technology to New Markets. We believe we can increase sales by adapting our current technology to new markets, such as the packaging and oil exploration markets, and to new product applications, such as wind turbines and electrically actuated motion controls for injection molding machines and training simulators.

                                  THE OFFERING


Class A common stock offered:
  By Moog....................................  3,262,500 shares
  By the selling shareholders................  110,783 shares
                                               -----------
  Total......................................  3,373,283 shares
Shares outstanding after offering:
  Class A common stock.......................  14,165,928 shares
  Class B common stock.......................  2,172,421 shares
                                               -----------
  Total......................................  16,338,349 shares
Use of proceeds..............................  We estimate that our net proceeds from this offering will be approximately $70.8 million.
                                               We intend to use these net proceeds to redeem
                                               a portion of our 10% senior subordinated
                                               notes and for general corporate purposes.
                                               We will not receive any proceeds from the
                                               sale of shares of Class A common stock by the
                                               selling shareholders.
Risk Factors.................................  See "Risk Factors" and other information included in this prospectus for a discussion
                                               of factors you should carefully consider
                                               before deciding to invest in shares of our
                                               Class A common stock.
New York Stock Exchange symbols:
  Class A common stock.......................  MOG.A
  Class B common stock.......................  MOG.B



     The total number of shares of common stock outstanding after the offering is based on 13,075,850 shares of common stock outstanding on October 19, 2001. This number excludes:



     - 565,800 shares of Class A common stock issuable upon exercise of outstanding stock options granted under our stock option plans as of October 19, 2001, at a weighted average exercise price of $17.20 per share;



     - 403,500 shares of Class A common stock reserved and available for future issuance under our stock option plans as of October 19, 2001;


     - 10,787 shares of Class A common stock reserved for issuance upon the conversion of our convertible Series B preferred stock; and


     - up to 505,992 shares that may be issued upon the underwriters' exercise of their over allotment option.


Shares of Class B common stock are convertible into shares of Class A common stock on a one-for-one basis. On all matters, other than the election of directors or as required by law, the Class A common stock and Class B common stock vote as a single class with each share of Class A common stock entitled to a one-tenth vote per share and each share of Class B common stock entitled to one vote per share. See "Description of Capital Stock" set forth elsewhere in this prospectus for additional information.

                         SUMMARY FINANCIAL INFORMATION

     You should read the following summary financial information together with our financial statements and related notes incorporated by reference in this prospectus. The summary financial information for the three year period ended September 30, 2000 has been derived from our audited financial statements. The summary financial information for the nine months ended June 30, 2001 and 2000 has been derived from our unaudited financial statements. In the opinion of management, these unaudited financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations for these periods. The per share data in the table below has been adjusted to reflect the three-for-two split of our common stock effected September 21, 2001.

                                                                                           NINE MONTHS ENDED
                                                                FISCAL                         JUNE 30,
                                                 ------------------------------------   -----------------------
                                                    1998       1999(1)      2000(2)        2000       2001(3)
                                                 ----------   ----------   ----------   ----------   ----------
                                                                                              (UNAUDITED)
                                                          (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF EARNINGS DATA:
Net sales:
  Aircraft Controls............................  $    254.1   $    302.1   $    311.8   $    227.3   $    248.2
  Space Controls...............................        93.4        110.0        112.4         87.4         76.5
  Industrial Controls..........................       189.1        217.9        219.8        163.4        194.8
                                                 ----------   ----------   ----------   ----------   ----------
Net sales......................................       536.6        630.0        644.0        478.1        519.5
Cost of sales..................................       374.0        432.0        448.7        332.6        365.8
                                                 ----------   ----------   ----------   ----------   ----------
Gross profit...................................       162.6        198.0        195.3        145.5        153.7
Research and development.......................        27.5         33.3         22.0         16.8         18.5
Selling, general and administrative............        85.4        100.0        102.0         75.3         80.3
Interest.......................................        20.1         28.2         33.3         24.6         24.3
Other..........................................        (0.3)        (0.2)        (0.6)          --         (0.2)
                                                 ----------   ----------   ----------   ----------   ----------
                                                      132.7        161.3        156.7        116.7        122.9
                                                 ----------   ----------   ----------   ----------   ----------
Earnings before income taxes...................        29.9         36.7         38.6         28.8         30.8
Income taxes...................................        10.6         12.3         13.2          9.9         10.3
                                                 ----------   ----------   ----------   ----------   ----------
Net earnings...................................  $     19.3   $     24.4   $     25.4   $     18.9   $     20.5
                                                 ==========   ==========   ==========   ==========   ==========
PER SHARE DATA:
Net earnings:
  Basic........................................  $     1.55   $     1.82   $     1.92   $     1.42   $     1.56
  Diluted......................................  $     1.51   $     1.80   $     1.90   $     1.41   $     1.55
Shares used in computing net earnings per
  share:
  Basic........................................  12,422,961   13,391,054   13,242,966   13,281,075   13,099,041
  Diluted......................................  12,765,753   13,571,186   13,362,936   13,396,236   13,249,208
OTHER DATA:
Cash flows from operating activities...........  $     23.4   $     42.7   $     44.9   $     26.4   $     31.2
Cash flows from investing activities...........       (42.3)      (196.3)       (26.1)       (17.4)       (47.8)
Cash flows from financing activities...........        23.7        152.1        (13.8)        (8.6)        11.2
EBITDA(4)......................................        72.7         95.5        102.3         76.1         78.7
EBITDA as a percentage of net sales(4).........        13.5%        15.2%        15.9%        15.9%        15.1%
Depreciation and amortization..................  $     22.7   $     30.6   $     30.4   $     22.7   $     23.5
Capital expenditures...........................        22.7         26.4         24.0         16.9         19.4
Backlog(5).....................................       314.3        336.9        345.3        335.5        368.0

                                                                   JUNE 30, 2001
                                                              ------------------------
                                                              ACTUAL    AS ADJUSTED(6)
                                                              ------    --------------
                                                                    (UNAUDITED)
                                                               (DOLLARS IN MILLIONS)
BALANCE SHEET DATA:
Working capital.............................................  $237.9        $241.8
Property, plant and equipment, net..........................   195.6         195.6
Goodwill, net...............................................   189.3         189.3
Total assets................................................   837.1         838.7
Total debt..................................................   380.9         315.9
Shareholders' equity........................................   233.4         301.4


---------------
(1) We acquired 75% of Hydrolux SARL and increased our ownership to 75% of Moog-Hydrolux Hydraulic Systems, Inc., or Moog-Hydrolux, in October 1998. We acquired the Raytheon Aircraft Montek Company, or Montek, in November 1998. We acquired 66 2/3% of Microset Srl and the remaining 10% minority interest of Moog Japan Ltd. in December 1998.

(2) We acquired the remaining 33 1/3% of Microset in June 2000. We acquired the industrial servovalve business of Schenck Pegasus Corporation in August 2000.

(3) We acquired the Vickers Electrics Division in October 2000. We acquired Whitton Technology Limited and the industrial gas turbine business of Whitton Technology, Inc. in January 2001. We acquired the radial piston pump product line of Robert Bosch GmbH in February 2001. We acquired the space valve product line of PerkinElmer Fluid Sciences, a division of PerkinElmer, Inc., in June 2001.

(4) "EBITDA" is earnings before interest, taxes, depreciation and amortization. EBITDA, as defined, is presented because it is a widely accepted financial indicator used by some investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA, as defined, is not intended to represent cash flows for the period, nor is it presented as an alternative to operating income or as an indicator of operating performance. It should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with generally accepted accounting principles in the United States, or GAAP. It is not indicative of operating income or cash flow from operations as determined under GAAP and does not give effect to our capital expenditures or debt service payments. Our method of computation may or may not be comparable to other similarly titled measures by other companies.

(5) Backlog consists of that portion of firm open orders for which revenues are expected to be recognized over the next twelve months.


(6) Adjusted to give effect to the sale by us of 3,262,500 shares of Class A common stock in this offering at an assumed public offering price of $23.08 per share and the application of the estimated net proceeds of $70.8 million as described under "Use of Proceeds," including the assumed bond call premium of 5% on our 10% senior subordinated notes and the assumed write-off of deferred debt issue costs, net of taxes.

                              RECENT DEVELOPMENTS

     On August 17, 2001, our board of directors declared a three-for-two stock split of our Class A and Class B common stock. The stock split was effected in the form of a 50% stock distribution to shareholders of record on September 7, 2001. The payment date for the stock distribution was September 21, 2001. All information in this prospectus reflects this stock distribution.


     On September 11, 2001, the United States was attacked by terrorists using hijacked commercial airline jets. The effect of these tragic events on general economic conditions and on the commercial airline industry, in particular, could be significant. For example, the events have resulted and may continue to result in a decreased demand for air travel due to fears regarding additional acts of terrorism. The events could also result in an increase in the price of jet fuel because of concerns regarding hostilities in the Middle East and airlines bearing increased costs or reducing operations due to new security directives adopted by the Federal Aviation Administration. At this time we are unable to predict the impact that these events will have on our commercial aircraft business. We believe that our diverse revenue base and our global geographic presence will help to lessen the impact of any decrease in our commercial aircraft sales.

                                  RISK FACTORS

     You should carefully consider the risks described below before investing in our Class A common stock. You should also refer to the other information contained or incorporated by reference in this prospectus, including our financial statements and related notes. If any of the following risks occur, our business could be harmed. This could cause the price of our Class A common stock to decline and you could lose all or part of your investment.

                         RISKS RELATED TO OUR INDUSTRY

THE MARKETS WE SERVE ARE CYCLICAL AND SENSITIVE TO DOMESTIC AND FOREIGN ECONOMIC CONDITIONS AND EVENTS WHICH MAY CAUSE OUR OPERATING RESULTS TO FLUCTUATE.

     The markets we serve are sensitive to fluctuations in general business cycles and domestic and foreign economic conditions and events. For example, demand for our industrial controls products is dependent upon spending for capital goods. In addition, the commercial airline industry is highly cyclical and sensitive to fuel price increases, labor disputes and economic conditions. These factors could result in a reduction in the amount of air travel. The September 11, 2001 attacks on the United States have raised fears regarding additional airline hijackings. These attacks may also result in an increase in the price of jet fuel because of the possibility of hostilities in the Middle East. Airlines may also incur increased costs and reduce operations due to new FAA airport security directives. These attacks have resulted in a current decreased demand for air travel. A reduction in air travel would reduce orders for new aircraft for which we supply flight controls and for spare parts and services and reduce our sales. A reduction in air travel may also result in our commercial airline customers being unable to pay our invoices on a timely basis or at all.

WE DEPEND HEAVILY ON GOVERNMENT CONTRACTS THAT MAY NOT BE FULLY FUNDED OR MAY BE TERMINATED, AND THE FAILURE TO RECEIVE FUNDING OR THE TERMINATION OF ONE OR MORE OF THESE CONTRACTS COULD REDUCE OUR SALES AND INCREASE OUR COSTS.

     Sales to the U.S. government and its prime contractors and subcontractors represent a significant portion of our business. In fiscal 2000, sales under U.S. government contracts represented 29% of our total sales, primarily within our aircraft controls and space controls segments. Sales to foreign governments represented 8% of our total sales. We expect that the percentage of our revenues from government contracts will continue to be substantial in the future. Government programs can be structured into a series of individual contracts. The funding of these programs is generally subject to annual congressional appropriations, and congressional priorities are subject to change. In addition, government expenditures for defense programs may decline or these defense programs may be terminated. A decline in governmental expenditures may result in a reduction in the volume of contracts awarded to us. We may have resources applied to specific government contracts and, if any of those contracts were terminated, we may incur substantial costs redeploying these resources.

CONTRACTING IN THE DEFENSE INDUSTRY IS SUBJECT TO SIGNIFICANT REGULATION, INCLUDING RULES RELATING TO BIDDING, BILLING AND ACCOUNTING KICKBACKS AND FALSE CLAIMS, AND ANY NON-COMPLIANCE COULD SUBJECT US TO FINES AND PENALTIES OR POSSIBLE DEBARMENT.

     Like all government contractors, we are subject to risks associated with this contracting. These risks include the potential for substantial civil and criminal fines and penalties. These fines and penalties could be imposed for failing to follow procurement integrity and bidding rules, employing improper billing practices or otherwise failing to follow cost accounting standards, receiving or paying kickbacks or filing false claims. We have been, and expect to continue to be, subjected to audits and investigations by government agencies. The failure to comply with the terms of our government contracts could harm our business reputation. It could also result in our progress payments being withheld or our suspension or debarment from future government contracts.

ADVANCES IN TECHNOLOGY THAT SHIFT DEMAND FROM HYDRAULIC CONTROLS TO ELECTRIC CONTROLS COULD RENDER SOME OF OUR PRODUCTS OBSOLETE.

     We supply industrial customers with high performance and application specific motion controls. Advances in technology and changes in customer preferences may shift the demand for hydraulic controls to electric controls. This could render some of our hydraulic motion control products obsolete without the opportunity for replacement.

THE USE OF ELECTRONIC AUCTIONS BY ONE OF OUR CUSTOMERS IN AWARDING BUSINESS HAS REDUCED AND MAY CONTINUE TO REDUCE ORDERS AND PROFIT MARGINS.

     One of our customers in our industrial controls segment has introduced reverse electronic auctions as a means for awarding certain business to its suppliers. Interested suppliers are required to submit pricing for specific future orders in an auction format. This customer may or may not select the lowest bid and may select multiple suppliers for a group of similar purchase orders. We may submit our pricing assuming that multiple purchase orders would be awarded to us, but may be awarded fewer orders than we expect to receive. This has resulted in, and may continue to result in, a decline in our profit margins on these products.

                         RISKS RELATED TO OUR BUSINESS

THE LOSS OF BOEING AS A CUSTOMER OR A SIGNIFICANT REDUCTION IN SALES TO BOEING WOULD REDUCE OUR SALES AND EARNINGS.

     Our largest customer is Boeing. We provide Boeing with controls for both military and commercial applications, which, in total, were 17% of our fiscal 2000 sales. Sales to Boeing's commercial airplane group were 9% of fiscal 2000 sales. These commercial sales are generally made under a long-term supply agreement through 2008. However, Boeing's reduced production rates resulted in our fiscal 2000 sales to Boeing being $13 million lower than in fiscal 1999. Boeing has also announced lower anticipated production rates for commercial airplanes in 2001, 2002 and 2003 in the wake of the September 11, 2001 attacks on the United States. The attacks will likely negatively affect our near-term outlook for sales to Boeing. The loss of Boeing as a customer or a significant reduction in sales to Boeing would significantly reduce our sales and earnings.

OUR SIGNIFICANT INDEBTEDNESS COULD LIMIT OUR OPERATIONAL AND FINANCIAL FLEXIBILITY.

     We have incurred substantial debt to finance our growth. We had total debt of $380 million, of which $349 million is long-term, at September 19, 2001. We also had $99 million of unused borrowing capacity under short and long-term lines of credit at September 19, 2001. We may incur additional debt to fund our future growth. We may not be able to service our debt or refinance our debt at maturity on terms that are acceptable to us. Our debt service, consisting of interest expense and required principal payments, was $38 million in the first nine months of fiscal 2001 and $52 million in fiscal 2000. The degree to which we are leveraged could have other important consequences to us, including the following:

     - we must dedicate a substantial portion of our cash flow from operations to the payment of principal and interest on our debt;

     - a portion of our debt is at variable rates of interest, which makes us vulnerable to increases in interest rates; for example, interest expense for fiscal 2001 would increase $0.9 million for every percentage point increase in interest rates; and

     - our debt instruments contain numerous financial and other restrictive covenants, such as restrictions on paying dividends, incurring additional debt, selling assets and making capital investments.

A WRITE-OFF OF ALL OR PART OF OUR GOODWILL OR AN ADJUSTMENT TO SHORTEN ITS AMORTIZATION PERIOD COULD ADVERSELY AFFECT OUR OPERATING RESULTS AND NET WORTH AND CAUSE US TO VIOLATE COVENANTS IN OUR BANK CREDIT AGREEMENT.


     Goodwill is a substantial portion of our assets. At June 30, 2001, goodwill was $189.3 million of our total assets of $837.1 million. Our goodwill may increase in the future since our strategy includes growing through acquisitions. We may have to write-off all or part of our goodwill if its value becomes impaired. We may also have to shorten our goodwill amortization period if its useful life changes. Although this write-off would be a non-cash charge, it could reduce our earnings and net worth significantly. A write-off of goodwill could also cause us to violate covenants in our bank credit agreement that require a minimum level of net worth. This could result in our being unable to borrow under the line of credit portion of the credit agreement or in a need to refinance or renegotiate the terms of our bank indebtedness.

WE ENTER INTO FIXED PRICE CONTRACTS THAT COULD SUBJECT US TO LOSSES IN THE EVENT THAT WE HAVE COST OVERRUNS.

     Most of the long-term contracts that we enter into are on a firm, fixed price basis. This allows us to benefit from cost savings, but exposes us to the risk of cost overruns. If our initial estimates are flawed, we can lose money on these contracts. This could reduce our earnings.

OUR SALES GROWTH AND EARNINGS MAY BE REDUCED IF WE CANNOT IMPLEMENT OUR ACQUISITION STRATEGY.


     Acquisitions are a key part of our growth strategy. Acquisitions contributed an incremental $17 million of sales in fiscal 2000 as compared to fiscal 1999. Our total sales grew from $630 million in fiscal 1999 to $644 million in fiscal 2000. Our ability to grow by acquisition depends on the availability of suitable acquisition candidates at reasonable prices. Growth by acquisition also involves risks that could adversely affect our operating results, including:


     - difficulties in integrating the operations and personnel of acquired companies;

     - the potential impairment of a significant amount of intangible assets;
       and

     - the potential loss of key employees of acquired business.

OUR FACILITIES COULD BE DAMAGED BY CATASTROPHES WHICH COULD REDUCE OUR PRODUCTION CAPACITY AND RESULT IN A LOSS OF CUSTOMERS.

     We have facilities in southern California, Japan and the Philippines. These facilities account for 25% of our manufacturing, assembly and test capacity. Southern California, Japan, and the Philippines are particularly susceptible to earthquakes. Although we carry property insurance, including earthquake insurance and business interruption insurance, our inability to meet customer schedules as a result of catastrophe may result in a loss of customers or significant additional costs such as penalty claims under customer contracts.

THE FAILURE OF OUR PRODUCTS MAY RESULT IN CLAIMS AGAINST US THAT EXCEED OUR INSURANCE COVERAGE AND REQUIRE US TO PAY SIGNIFICANT DAMAGES.

     Our products are used in applications where their failure is likely to result in significant property loss and serious personal injury or death. We carry aircraft and non-aircraft product liability insurance consistent with industry norms. However, this insurance coverage may not be sufficient to fully cover the payment of any potential claim.

OUR INTERNATIONAL OPERATIONS POSE CURRENCY AND OTHER RISKS THAT MAY ADVERSELY IMPACT SALES AND EARNINGS.

     We have significant manufacturing and sales operations in foreign countries. In addition, our domestic operations have sales to foreign customers. Our financial results may be adversely affected by fluctuations in foreign currencies and by the translation of the financial statements of our foreign subsidiaries from local currencies into U.S. dollars. The translation of our sales in foreign currencies, primarily the Euro and the Yen, to the U.S. dollar had a $13.8 million negative impact on sales for the first nine months of fiscal 2001 using average exchange rates for the first nine months of fiscal 2001 compared to average exchange rates for the first nine months of fiscal 2000 and a $10.2 million negative impact on sales for fiscal 2000 using average exchange rates for fiscal 2000 compared to average exchange rates for fiscal 1999. In addition, international operations are subject to other risks, including:

     - restrictions on dividends,

     - the tax impact of the repatriation of funds,

     - economic and political instability, and

     - possible expropriation of private property.

OUR OPERATIONS ARE SUBJECT TO ENVIRONMENTAL LAWS AND THE COST OF COMPLIANCE WITH THOSE LAWS MAY CAUSE US TO INCUR SIGNIFICANT COSTS.

     Our operations and facilities are subject to numerous stringent environmental laws and regulations. Although we believe that we are in material compliance with these laws and regulations, future changes in these laws, regulations, or interpretations of them, or changes in the nature of our operations may require us to make significant capital expenditures to ensure compliance. We have been and are currently involved in environmental remediation activities, the cost of which may become significant depending on discovery of additional environmental exposures at sites that we currently own or operate and at sites that we formerly owned or operated, or at sites to which we have sent hazardous substances or wastes for treatment, recycling or disposal.

POWER OUTAGES IN CALIFORNIA MAY RESULT IN OUR INABILITY TO MEET CUSTOMER SCHEDULES AND A LOSS OF CUSTOMERS.

     We have significant manufacturing operations in California. If our California operations were forced to shut down due to the lack of available electric power for an extended period of time, we may be unable to meet customer schedules. This may result in a loss of customers or significant additional costs such as penalty claims under customer contracts. In addition, our California operations may experience increased operating expenses due to higher energy costs. These difficulties in California may continue indefinitely.

                         RISKS RELATED TO THIS OFFERING

THE VOTING RIGHTS OF THE CLASS A COMMON STOCK ARE LIMITED.

     The voting rights of the holders of Class A common stock are limited by our certificate of incorporation. Holders of Class A common stock are entitled to elect at least 25% of the board of directors, rounded up to the nearest whole number, so long as the outstanding shares of Class A common stock are at least 10% of the aggregate number of outstanding shares of Class A common stock and Class B common stock combined. Currently, the holders of Class A common stock are entitled, as a class, to elect three directors. The holders of the Class B common stock are entitled, as a class, to elect the remaining six directors. On all other matters except as is required by law, the Class A and Class B common stock vote together as a single class with each share of Class A common stock entitled to a one-tenth vote per share and each share of Class B common stock entitled to one vote per share.

OUR OFFICERS AND DIRECTORS AND SHAREHOLDERS AFFILIATED WITH THEM CONTROL THE VOTE OF A MAJORITY OF OUR VOTING STOCK AND AS A RESULT EXERT SIGNIFICANT INFLUENCE OVER US, AND MAY HAVE INTERESTS THAT CONFLICT WITH THOSE OF OTHER SHAREHOLDERS, INCLUDING PURCHASERS IN THIS OFFERING.


     As of October 19, 2001, 76.0% of the Class B common stock and 11.3% of the Class A common stock was held in the aggregate by the Moog Inc. Savings and Stock Ownership Plan Trust, the Moog Inc. Retirement Plan Trust, relatives of the late Jane B. Moog subject to The Moog Family Agreement as to

Voting and our officers and directors. These shareholders as a group possess the voting power to elect a majority of the board of directors and to effectively control our business policies and affairs.

THERE ARE MECHANISMS IN PLACE TO INHIBIT TAKEOVER ATTEMPTS, WHICH MAY REDUCE OR ELIMINATE YOUR ABILITY TO SELL YOUR SHARES OF CLASS A COMMON STOCK FOR A PREMIUM.

     There are mechanisms in place that could prevent or delay a takeover of us. These mechanisms include:


     - the limited voting rights of the Class A common stock and the fact that 11.3% of the Class A and 76.0% of the Class B common stock, representing 54.1% of the voting power of our outstanding common stock, is owned or controlled by affiliates of us;


     - our ability under our certificate of incorporation to issue additional shares of Class B common stock and shares of "blank check" preferred stock without action of the shareholders;

     - our outstanding Series B preferred stock which is held by our officers and directors and which may vote as a class on takeover transactions in which the rights of the Series B preferred stock would be prejudiced;

     - provisions of our certificate of incorporation and bylaws which create a staggered board of directors with each director elected for a three-year term; and

     - provisions of New York corporate law which impose limitations on persons proposing to acquire us in a transaction not approved by our board of directors.

OUR STOCK PRICE MAY BE VOLATILE AND COULD EXPERIENCE SIGNIFICANT DECLINES.


     The market price of our Class A common stock has experienced and may continue to experience significant price fluctuations which may be unrelated to our financial performance. The volatility of our Class A common stock may have been influenced by its low historical trading volume. For example, from January 1, 2000 to October 24, 2001 the closing prices of our Class A common stock have ranged from $9.83 per share to $25.97 per share.


                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that involve risks and uncertainties. Some of the forward-looking statements appear under "Prospectus Summary" and "Risk Factors." Other forward-looking statements appear in the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere included or incorporated by reference in this prospectus. These statements relate to future events of our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined in the Risk Factors section of this prospectus. These factors may cause our actual results to differ materially from any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

                                USE OF PROCEEDS


     The net proceeds that we will receive from our sale of Class A common stock in this offering are estimated to be approximately $70.8 million based upon an assumed public offering price of $23.08 per share, after deducting the underwriters' fees and estimated offering expenses payable by us. The net proceeds from the sale of Class A common stock by the selling shareholders will be paid to them.


     We intend to use a portion of our net proceeds from this offering to redeem approximately $65.0 million of our $120.0 million 10% senior subordinated notes due 2006. We intend to use any remaining net proceeds for general corporate purposes. This reduction in our debt will position us for future growth, including potential future acquisitions of precision control businesses with similar customers or technologies.

                      PRICE RANGE OF CLASS A COMMON STOCK
                              AND DIVIDEND POLICY

     Our Class A common stock trades on the New York Stock Exchange under the symbol MOG.A. Until August 27, 2001, our Class A common stock was listed on the American Stock Exchange. The following table sets forth for the quarters indicated the high and low sales prices as reported prior to August 27, 2001 by the American Stock Exchange and on and after August 27, 2001 by the New York Stock Exchange.


                                                            HIGH        LOW
                                                           -------    -------
Fiscal 1999
  First Quarter..........................................  $26.100    $16.125
  Second Quarter.........................................   25.958     19.083
  Third Quarter..........................................   23.500     17.583
  Fourth Quarter.........................................   23.625     19.000
Fiscal 2000
  First Quarter..........................................  $19.583    $13.875
  Second Quarter.........................................   18.417      9.833
  Third Quarter..........................................   18.917     12.708
  Fourth Quarter.........................................   23.000     17.583
Fiscal 2001
  First Quarter..........................................  $20.542    $16.750
  Second Quarter.........................................   25.500     18.750
  Third Quarter..........................................   25.967     22.133
  Fourth Quarter.........................................   24.933     21.493
Fiscal 2002
  First Quarter (through October 24, 2001)...............  $23.800    $22.540



     The closing sale price of our Class A common stock on October 24, 2001 as reported by the New York Stock Exchange was $23.08 per share. As of September 24, 2001, there were 1,339 record holders of our Class A common stock and 637 record holders of our Class B common stock.


     We intend to retain our earnings to finance the expansion of our business and do not anticipate paying cash dividends on our common stock in the foreseeable future. Any future determination regarding cash dividends will be made by our board of directors and will depend upon our earnings, financial condition, capital requirements, any restrictions in our financing agreements, and other factors deemed relevant by the board. Payment of cash dividends is restricted by our bank credit facility and the terms of our 10% senior subordinated notes.

                                 CAPITALIZATION

     This table presents our capitalization as of June 30, 2001:

     - on an actual basis; and


     - on an as adjusted basis to reflect the sale by us of 3,262,500 shares of Class A common stock in this offering at an assumed public offering price of $23.08 per share and the application of the estimated net proceeds of $70.8 million as described under "Use of Proceeds," including the assumed bond call premium of 5% on our 10% senior subordinated notes and the assumed write-off of deferred debt issue costs, net of taxes.


In this table, shareholders' equity excludes:


     - 565,800 shares of Class A common stock issuable upon exercise of outstanding stock options under our stock option plans as of October 19, 2001, at a weighted average exercise price of $17.20 per share;



     - 403,500 shares of Class A common stock reserved and available for future issuance under our stock option plans as of October 19, 2001;


     - 10,787 shares of Class A common stock reserved for issuance upon the conversion of our convertible Series B preferred stock; and

     - up to 505,992 shares that may be issued upon the underwriters' exercise of their over-allotment option.

     This table should be read with our financial statements and the related notes incorporated by reference in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.


                                                                   JUNE 30, 2001
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                                  (IN THOUSANDS)
SHORT-TERM DEBT:
Notes payable...............................................  $ 12,744     $ 12,744
Current installments of long-term debt......................    16,751       16,751
                                                              --------     --------
         Total short-term debt..............................  $ 29,495     $ 29,495
                                                              ========     ========
LONG-TERM DEBT:
Bank credit facility:
    Revolving credit facility...............................  $179,000     $179,000
    Term loan facility......................................    48,750       48,750
International and other U.S. loan agreements................     3,643        3,643
Obligations under capital leases............................        29           29
10% senior subordinated notes...............................   120,000       55,000
                                                              --------     --------
         Total long-term debt...............................   351,422      286,422
                                                              --------     --------
SHAREHOLDERS' EQUITY:
9% Series B Cumulative Convertible Exchangeable Preferred
  Stock, $1.00 par value; 200,000 shares authorized; 100,000
  shares issued and 83,771 shares outstanding...............       100          100
Class A Common Stock, $1.00 par value; 30,000,000 shares
  authorized; 12,641,193 shares issued and 10,908,414 shares outstanding on an actual basis and 15,903,693 shares
  issued and 14,170,914 shares outstanding on an as adjusted
  basis.....................................................    12,641       15,904
Class B Common Stock, $1.00 par value; 10,000,000 shares
  authorized; 3,692,492 shares issued and 2,180,670 shares
  outstanding...............................................     3,692        3,692
Additional paid-in capital..................................    97,305      164,842
Retained earnings...........................................   177,986      175,185
Treasury shares -- at cost..................................   (39,343)     (39,343)
Accumulated other comprehensive loss........................   (18,955)     (18,955)
                                                              --------     --------
         Total shareholders' equity.........................   233,426      301,425
                                                              --------     --------
         Total capitalization...............................  $584,848     $587,847
                                                              ========     ========

                            SELECTED FINANCIAL DATA

     We derived the following selected financial data for fiscal 1996 through fiscal 2000 from our audited financial statements. We derived the selected financial data for the nine months ended June 30, 2001 and 2000 from our unaudited financial statements. In the opinion of management, these unaudited financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations for these periods. You should read this selected financial data with "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus and our financial statements and related notes incorporated by reference in this prospectus. Our operating results for the nine months ended June 30, 2001 are not necessarily indicative of results for full fiscal 2001. The per share data in the table below has been adjusted to reflect the three-for-two split of our common stock effected September 21, 2001.

                                                                                               NINE MONTHS ENDED
                                                       FISCAL                                      JUNE 30,
                           --------------------------------------------------------------   -----------------------
                              1996       1997(1)      1998(2)      1999(3)      2000(4)        2000       2001(5)
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                                                  (UNAUDITED)
                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF EARNINGS
  DATA:
Net sales................  $  407,237   $  455,929   $  536,612   $  630,034   $  644,006   $  478,114   $  519,505
Cost of sales............     281,710      315,380      374,000      432,033      448,702      332,585      365,776
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
Gross profit.............     125,527      140,549      162,612      198,001      195,304      145,529      153,729
Research and
  development............      17,303       17,798       27,487       33,306       21,981       16,818       18,470
Selling, general and
  administrative.........      75,707       81,413       85,374      100,023      101,990       75,335       80,321
Interest.................      18,124       22,675       20,148       28,188       33,271       24,583       24,300
Other....................      (1,657)        (916)        (270)        (244)        (553)          19         (181)
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
                              109,477      120,970      132,739      161,273      156,689      116,755      122,910
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
Earnings before income
  taxes and extraordinary
  item...................      16,050       19,579       29,873       36,728       38,615       28,774       30,819
Income taxes.............       4,831        5,973       10,605       12,297       13,215        9,874       10,325
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
Earnings before
  extraordinary item.....      11,219       13,606       19,268       24,431       25,400       18,900       20,494
Extraordinary item, loss
  from early
  extinguishment of debt,
  net of income taxes of
  $300...................        (510)          --           --           --           --           --           --
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net earnings.............  $   10,709   $   13,606   $   19,268   $   24,431   $   25,400   $   18,900   $   20,494
                           ==========   ==========   ==========   ==========   ==========   ==========   ==========
PER SHARE DATA:
Earnings before
  extraordinary items:
  Basic..................  $     1.01   $     1.30   $     1.55   $     1.82   $     1.92   $     1.42   $     1.56
  Diluted................  $     0.98   $     1.25   $     1.51   $     1.80   $     1.90   $     1.41   $     1.55
Shares used in computing
  net earnings per share:
  Basic..................  11,118,728   10,468,517   12,422,961   13,391,054   13,242,966   13,281,075   13,099,041
  Diluted................  11,471,846   10,849,796   12,765,753   13,571,186   13,362,936   13,396,236   13,249,208

OTHER DATA:
Cash flows from operating
  activities.............  $   15,176   $   32,030   $   23,361   $   42,677   $   44,941   $   26,406   $   31,228
Cash flows from investing
  activities.............     (16,590)     (62,262)     (42,259)    (196,259)     (26,070)     (17,351)     (47,808)
Cash flows from financing
  activities.............       3,795       27,805       23,669      152,051      (13,834)      (8,645)      11,159

                                                                                               NINE MONTHS ENDED
                                                       FISCAL                                      JUNE 30,
                           --------------------------------------------------------------   -----------------------
                              1996       1997(1)      1998(2)      1999(3)      2000(4)        2000       2001(5)
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                                                  (UNAUDITED)
                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
EBITDA(6)................      52,996       63,521       72,686       95,518      102,329       76,077       78,661
EBITDA as a percentage of
  net sales(6)...........        13.0%        13.9%        13.5%        15.2%        15.9%        15.9%        15.1%
Depreciation and
  amortization...........  $   19,632   $   21,267   $   22,665   $   30,602   $   30,443   $   22,720   $   23,542
Capital expenditures.....      10,885       13,713       22,688       26,439       23,961       16,854       19,361
Backlog(7)...............     243,310      280,365      314,253      336,857      345,333      335,460      368,044

                                                          FISCAL
                                   ----------------------------------------------------    JUNE 30,
                                     1996       1997       1998       1999       2000        2001
                                   --------   --------   --------   --------   --------   -----------
                                                                                          (UNAUDITED)
                                                  (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA (AT PERIOD
  END):
Working capital..................  $187,971   $187,521   $226,190   $224,967   $236,213    $237,880
Property, plant and equipment,
  net............................   131,371    132,109    139,444    188,918    188,584     195,555
Goodwill, net....................    16,024     49,626     60,025    184,368    181,303     189,305
Total assets.....................   449,558    490,563    559,325    796,476    791,705     837,139
Long-term debt, including current
  portion........................   207,842    236,922    205,204    370,279    364,708     368,173
Total shareholders' equity.......   104,743    114,191    191,008    211,770    222,554     233,426

---------------
(1) We acquired the industrial hydraulic servocontrols business of International Motion Control, Inc. in October 1996.

(2) We acquired Schaeffer Magnetics, Inc. in February 1998.

(3) We acquired 75% of Hydrolux SARL and increased our ownership to 75% of Moog-Hydrolux in October 1998. We acquired Montek in November 1998. We acquired 66 2/3% of Microset and the remaining 10% minority interest of Moog Japan Ltd. in December 1998.

(4) We acquired the remaining 33 1/3% of Microset in June 2000. We acquired the industrial servovalve business of Schenck Pegasus Corporation in August 2000.

(5) We acquired the Vickers Electrics Division in October 2000. We acquired Whitton Technology Limited and the industrial gas turbine business of Whitton Technology, Inc. in January 2001. We acquired the radial piston pump product line of Robert Bosch GmbH in February 2001. We acquired the space valve product line of PerkinElmer Fluid Sciences, a division of PerkinElmer, Inc., in June 2001.

(6) "EBITDA" is earnings before interest, taxes, depreciation and amortization. EBITDA, as defined, is presented because it is a widely accepted financial indicator used by some investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA, as defined, is not intended to represent cash flows for the period, nor is it presented as an alternative to operating income or as an indicator of operating performance. It should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with generally accepted accounting principles in the United States, or GAAP. It is not indicative of operating income or cash flow from operations as determined under GAAP and does not give effect to our capital expenditures or debt service payments. Our method of computation may or may not be comparable to other similarly titled measures by other companies.

(7) Backlog consists of that portion of firm open orders for which revenues are expected to be recognized over the next 12 months.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion and analysis of financial condition and results of operations should be read with our financial statements and the related notes incorporated into this prospectus by reference.

OVERVIEW


     We are a leading worldwide designer and manufacturer of a broad range of high performance precision motion and fluid controls and control systems for a broad range of applications in aerospace and industrial markets. We have three operating segments.


     Aircraft controls designs and manufactures technologically advanced flight and engine controls for manufacturers of military and commercial aircraft. We currently supply flight controls for all major, in-production U.S. military aircraft, including the U.S. Navy's F/A-18 E/F Super Hornet fighter aircraft and V-22 Osprey tiltrotor aircraft. We supply both competing prime contractors, Boeing and Lockheed Martin, with flight controls for the concept demonstrator aircraft on the Joint Strike Fighter program. This plane is the next generation fighter aircraft designed for use by all three branches of the U.S. military and several foreign governments. We are also a supplier to several large commercial aircraft manufacturers, including Boeing, Airbus Industrie, Raytheon and Bombardier Inc.

     Space controls designs and manufactures controls and systems that control the flight, positioning or thrust of tactical and strategic missiles, launch vehicles, satellites, NASA's Space Shuttle and solar panels and antennae. Customers include Alliant Techsystems Inc., Lockheed Martin, Astrium Ltd., a company resulting from the merger of Matra Marconi Space and the space division of Daimler Chrysler Aerospace, Raytheon and Boeing. Programs on which we participate include:

     - tactical missile programs such as TOW, Hellfire and the AGM 142 Popeye;

     - missile defense programs such as the National Missile Defense program, or NMD, and the Theater High Altitude Area Defense System, or THAADS;

     - the Space Station;

     - the Titan IV and Delta family of launch vehicles;

     Industrial controls designs and manufactures hydraulic and electric controls used in a wide variety of industrial applications. Product applications include:

     - plastic injection and blow molding machines;

     - steam and gas turbines;

     - steel rolling mills;

     - fatigue testing machines;

     - motion simulators; and

     - gun and turret positioning and ammunition-loading systems on military ground vehicles.


     Approximately 40% of our revenues, primarily in aircraft controls and space controls, are accounted for by the percentage of completion (cost-to-cost) method of accounting for long-term contracts. Under this method, revenues are recognized as the work progresses toward completion. For contracts with anticipated losses at completion, a provision is recorded when the loss becomes known. Loss reserves are more common on firm fixed-price contracts which involve, to varying degrees, the design and development of new and unique actuator hardware and flight control electronics to meet our customers' specifications. The remainder of our revenues are recognized as units are shipped.

RECENT ACQUISITIONS

     On October 30, 1998, we acquired 75% of Hydrolux SARL, a Luxembourg manufacturer and designer of hydraulic control systems for industrial machinery from Paul Wurth SARL. As part of the transaction, we increased our ownership to 75% of Moog-Hydrolux, a joint venture we formed in fiscal 1996 with Hydrolux SARL to serve the North American market. We had previously owned 50% of Moog-Hydrolux. The purchase price was $8.2 million in cash, plus the assumption of $6.4 million of debt. On November 15, 2000, we purchased the remaining 25% interest in Hydrolux SARL and Moog-Hydrolux for $1.4 million in cash.

     On November 30, 1998, we completed the acquisition from Raytheon of all the outstanding common stock of Raytheon Aircraft Montek Company, or Montek, for $160.0 million in cash. Montek, located in Salt Lake City, Utah, supplies flight controls to Boeing and manufacturers of business jets. Montek also produces steering controls for tactical missiles and servovalves for aerospace applications. On December 3, 1998, we acquired a 67% shareholding in Microset, an Italian manufacturer and designer of electronic controls for industrial machinery for $3.5 million in cash. On June 15, 2000, we purchased the remaining 33% interest in Microset for $1.1 million in cash.

     On August 11, 2000, we acquired the net assets of the industrial servovalve business of Schenk Pegasus Corporation for $1.9 million, of which $1.5 million was paid in cash.


     On October 31, 2000, we acquired the net assets of the Vickers Electrics Division, an Italian manufacturer of high-performance electric controls previously owned by Aeroquip-Vickers S.p.A., an Eaton Corporation subsidiary, for $10.3 million in cash. On January 19, 2001, we acquired the stock of Whitton Technology Limited in the United Kingdom and the industrial gas turbine assets of Whitton Technology, Inc. in the United States for $4.0 million in cash plus $3.0 million in debt. Whitton is a designer and manufacturer of pumps and specialty control products for producers of industrial power generating equipment. On February 1, 2001, we acquired the net assets of the radial piston pump product line of Robert Bosch GmbH, including $1.5 million of unfunded pension liabilities, for $6.7 million in cash. This product line's business is the design and manufacture of hydraulic pumps used for a variety of industrial control systems applications, in particular, injection molding machinery. On June 8, 2001, we acquired the net assets of the space valve product line of the PerkinElmer Fluid Science division of PerkinElmer, Inc. for $6.0 million in cash. This product line's business is the design and manufacture of solenoid and pressure operated valves for satellites, launch vehicles and manned space flight control applications.


NINE MONTHS ENDED JUNE 30, 2001 COMPARED WITH NINE MONTHS ENDED JUNE 30, 2000

     Consolidated. Net sales for the first nine months of fiscal 2001 increased 8.7% to $519.5 million from $478.1 million for the first nine months of fiscal 2000. Net sales increased $31.3 million in industrial controls and $20.9 million in aircraft controls, while net sales decreased $10.9 million in space controls. The translation of net sales in foreign currencies, primarily the Euro and Yen, to the U.S. dollar had a $13.8 million negative impact on net sales for the first nine months of fiscal 2001 using average exchange rates for the first nine months of fiscal 2001 compared to average exchange rates for the first nine months of fiscal 2000. During the first nine months of fiscal 2001, we completed the Vickers, Whitton, Robert Bosch and PerkinElmer acquisitions which generated $28.4 million of our net sales in the first nine months of fiscal 2001.


     Costs of sales as a percentage of net sales was 70.4% in the first nine months of fiscal 2001 compared with 69.6% in the first nine months of fiscal 2000. This primarily resulted from a decline in industrial margins. Provisions recorded for estimated contract losses during the first nine months of fiscal 2001 were $4.6 million compared to $5.6 million in the same period of fiscal 2000. Provisions for inventory obsolescence during the first nine months of fiscal 2001 were $5.0 million compared to $4.3 million in the first nine months of fiscal 2000.

     Research and development expenses increased in the first nine months of fiscal 2001 to $18.5 million, or 3.6% of net sales, from $16.8 million in the first nine months of fiscal 2000. The increase is primarily attributable to development activities related to a variety of aircraft initiatives.

     Our effective tax rate for the first nine months of fiscal 2001 was 33.5% compared to 34.3% in the first nine months of fiscal 2000. The decrease in the effective tax rate resulted from the determination that we are entitled to additional benefits under the recently enacted extraterritorial income exclusion rules. These are tax benefits for sales of products from U.S. facilities to customers located overseas.

     Backlog at June 30, 2001 was $368.0 million compared to $335.5 million at June 30, 2000. Backlog on military aircraft programs increased $21.2 million. This increase resulted from strong orders. The fiscal 2001 industrial acquisitions contributed $8.8 million of incremental backlog.

     Aircraft Controls. Net sales in aircraft controls increased 9.2% to $248.2 million for the first nine months of fiscal 2001 from $227.3 million in the first nine months of fiscal 2000. Net sales increased $15.2 million on commercial aircraft programs, primarily Boeing, and $6.2 million on the F/A-18 E/F program. Sales to Boeing were unusually low in fiscal 2000 as some of the manufacturing activities on the Boeing commercial business obtained as part of the acquisition of Montek began transitioning to one of our low cost manufacturing facilities in fiscal 2000.

     Operating margins for aircraft controls were 14.6% in the first nine months of fiscal 2001 compared to 13.8% in the first nine months of fiscal 2000. The improvement in margins primarily resulted from favorable product mix and cost performance in the first quarter of fiscal 2001 compared to the first quarter of fiscal 2000.

     Space Controls. Net sales in space controls decreased 12.4% to $76.5 million in the first nine months of fiscal 2001 from $87.4 million in the first nine months of fiscal 2000. A $20.3 million decrease in sales for launch vehicles, primarily the Titan IV program, was partially offset by an increase of $10.3 million for satellites.

     Operating margins for space controls were 11.7% for the first nine months of fiscal 2001 compared to 11.8% for the first nine months of fiscal 2000.

     Industrial Controls. Net sales in industrial controls increased 19.2% to $194.8 million in the first nine months of fiscal 2001 from $163.4 million in the first nine months of fiscal 2000. The translation of net sales in foreign currencies to the U.S. dollar had a $10.9 million negative impact on net sales for the first nine months of fiscal 2001 using average exchange rates for the first nine months of fiscal 2001 compared to average exchange rates for the first nine months of fiscal 2000. The Vickers, Whitton and Robert Bosch acquisitions generated $28.3 million of incremental sales in the first nine months of fiscal 2001. Excluding the effects of acquisitions, sales increased $2.7 million for turbine controls and $3.2 million for motion controls and material testing, while sales to the plastics market decreased $7.3 million.

     Operating margins for industrial controls were 8.6% for the first nine months of fiscal 2001 compared to 11.0% for the first nine months of fiscal 2000. Contributing approximately equally to the decline was lower volume in the plastics markets, particularly injection molding in the Asian/Pacific region, lower sales of hydraulic manifold products, and pricing pressures in the turbines business.

FISCAL 2000 COMPARED WITH FISCAL 1999

     Consolidated. Net sales for fiscal 2000 increased 2.2% to $644.0 million from $630.0 million in fiscal 1999. Aircraft controls represented $9.7 million of the increase while space controls increased $2.4 million and industrial controls increased $1.9 million. The increase within aircraft controls resulted primarily from increased aftermarket sales.


     Cost of sales as a percentage of net sales was 69.7% in fiscal 2000 compared with 68.6% in fiscal 1999. The increase was due primarily to the redeployment of resources in aircraft controls from research and development activities to production and, to a lesser extent, to lower margins in space controls as a result of the completion of the Standard Missile II program in fiscal 1999. Provisions recorded for estimated contract losses totaled $7.5 million in fiscal 2000 compared with $3.7 million in fiscal 1999. Provisions for inventory obsolescence were $5.6 million in fiscal 2000 compared with $3.9 million in fiscal 1999.


     Research and development expenses decreased in fiscal 2000 to $22.0 million, or 3.4% of net sales, from $33.3 million in fiscal 1999. The decrease was due primarily to reduced efforts for the development of next generation aircraft flight controls which peaked in fiscal 1999. A portion of the costs associated with those efforts has been redirected to either production or sales support.

     Interest expense increased in fiscal 2000 to $33.3 million from $28.2 million in fiscal 1999. Three-quarters of the increase was attributable to higher average outstanding borrowings resulting primarily from the financing of our fiscal 1999 first quarter acquisitions. The remainder of the increase was due primarily to an increase in interest rates.

     Other income in fiscal 2000 includes a $0.3 million fourth quarter gain on the sale of our 26% ownership in a Russian controls manufacturer.

     Our effective tax rate for fiscal 2000 was 34.2% compared to 33.5% in fiscal 1999. The increase resulted from lower U.S. tax incentives on export sales and proportionately lower earnings in low tax countries.

     For fiscal 2000, net earnings increased 4.0% to $25.4 million from $24.4 million in fiscal 1999. Diluted earnings per share increased 5.6% to $1.90 in fiscal 2000 from $1.80 in fiscal 1999.

     Aircraft Controls. Net sales in aircraft controls increased 3.2% to $311.8 million in fiscal 2000 from $302.1 million in fiscal 1999. Aftermarket sales, which were 39.8% of the segment's net sales in fiscal 2000 compared to 33.6% in fiscal 1999, increased $22.7 million over last year. Sales also increased $8.7 million related to development work for flight controls on the Bombardier BD100. These increases were partially offset by declines of $13.0 million in OEM sales to Boeing for commercial aircraft, $8.5 million on the F-15 fighter aircraft program and $4.1 million on the B-2 Bomber program. The decrease in OEM sales to Boeing related to Boeing's reduced production rates. The decreases on the F-15 and B-2 programs resulted from these programs nearing completion.


     Operating margins for aircraft controls were 13.8% in fiscal 2000 compared to 12.2% in fiscal 1999. The improvement in margins is attributable to increased aftermarket sales that typically carry stronger margins and, to a lesser extent, to reductions in R&D related to the development of next generation flight controls. These improvements helped offset an increase in provisions recorded for estimated contract losses and inventory obsolescence. Provisions for estimated contract losses were $5.9 million in fiscal 2000 compared to $2.9 million in fiscal 1999. Provisions for inventory obsolescence were $2.7 million in fiscal 2000 compared to $0.9 million in fiscal 1999.


     Twelve-month backlog for aircraft controls was $215.2 million at September 30, 2000 compared to $192.2 million at September 25, 1999. The increase is due primarily to the Boeing 7-series commercial aircraft, the Bombardier BD 100, and the V-22 programs.

     Space Controls. Net sales in space controls increased 2.2% to $112.4 million in fiscal 2000 from $110.0 million in fiscal 1999. Sales of flight controls for the Space Shuttle and Space Station Crew Return Vehicle increased $2.6 million while sales on the Titan IV launch vehicle program increased $2.4 million. The increase in sales on the Titan IV launch vehicle program primarily related to work performed earlier in fiscal 2000. Increased sales of tactical missile controls for the AGM 142 of $5.1 million and Hellfire of $1.8 million helped offset sales declines of $9.4 million on the Standard Missile II program which was completed in fiscal 1999.

     Operating margins for space controls were 10.8% in fiscal 2000 compared to 11.7% in fiscal 1999. The decline in margins is attributable to the shift from more mature programs such as Standard Missile II to development programs such as National Missile Defense, Space Station Crew Return Vehicle and newer satellite propulsion and tactical missile programs.

     Twelve-month backlog for space controls was $64.8 million at September 30, 2000 compared to $84.8 million at September 25, 1999. The decrease is primarily due to the Titan IV program nearing completion.

     Industrial Controls. Net sales in industrial controls increased 0.9% to $219.8 million in fiscal 2000 from $217.9 million in fiscal 1999. The translation of net sales in foreign currencies to the U.S. dollar had a $9.3 million negative impact on net sales for fiscal 2000 using fiscal 2000 average exchange rates compared to fiscal 1999 average exchange rates. Sales for turbine controls increased by $11.8 million and sales of controls for plastics machinery increased by $6.9 million. Partially offsetting these increases was a $7.1 million decline in sales of controls for military ground vehicles and a $4.0 million decrease for electric motion simulators. The decrease in sales for electric motion simulators is primarily due to the completion of Universal's Spiderman theme park attraction.

     Operating margins for industrial controls were 11.2% in fiscal 2000 compared to 10.8% in fiscal 1999. The increase in operating margin is due to improved operating efficiencies related to higher sales volume.


     Twelve-month backlog for industrial controls was $65.4 million at September 30, 2000 compared to $59.9 million at September 25, 1999. The increase primarily relates to growth in the turbines and simulation markets.


FISCAL 1999 COMPARED WITH FISCAL 1998

     Consolidated. Net sales for fiscal 1999 increased 17.4% to $630.0 million from $536.6 million in fiscal 1998. The November 1998 acquisition of Montek accounted for the majority of the increase. In the first ten months after the acquisition, Montek had $78.3 million in sales. The majority of Montek's sales were for controls for aircraft. Net sales in fiscal 1999 also included incremental sales from the acquisitions of Hydrolux SARL, Moog-Hydrolux and Microset totaling $24.1 million. Excluding the impact of these acquisitions, sales decreased by $9.0 million. This decrease resulted from the winding down of the B-2 bomber and F-15 fighter aircraft programs along with declines in deliveries to Boeing, due to their reduced production rates.


     Cost of sales as a percentage of net sales in fiscal 1999 was 68.6% compared with 69.7% in fiscal 1998. The improvement was due to a favorable product mix of sales in fiscal 1999 resulting from a greater share of aircraft flight control aftermarket sales along with a greater proportion of work on higher margin launch vehicle and tactical missile programs. This improvement was offset by higher cost of sales as a percentage of net sales (1.4 percentage points) associated with Hydrolux SARL, Moog-Hydrolux and Microset and the satellite controls business. Provisions for contract losses totaled $3.7 million in fiscal 1999 compared to $4.9 million in fiscal 1998. Provisions recorded for inventory obsolescence decreased to $3.9 million in fiscal 1999 compared to $4.3 million in fiscal 1998.



     Research and development expenses increased in fiscal 1999 to $33.3 million, or 5.3% of net sales from $27.5 million in fiscal 1998. Approximately half of the dollar increase was associated with the development of next generation flight controls. The fiscal 1999 acquisitions and efforts in industrial controls related to developing the next generation direct drive valve and turbine controls accounted equally for the remainder of the increase.


     Selling, general and administrative expenses, or SG&A, were $100.0 million in fiscal 1999 compared to $85.4 million in fiscal 1998, while, as a percentage of net sales, SG&A remained at 15.9% of net sales. The fiscal 1999 acquisitions accounted for over 71.8% of the absolute dollar increase.

     Interest expense increased in fiscal 1999 to $28.2 million from $20.1 million in fiscal 1998. The increase was due to higher average outstanding borrowings resulting from the indebtedness incurred to finance the first quarter fiscal 1999 acquisitions.

     Our effective tax rate for fiscal 1999 was 33.5% compared to 35.5% in fiscal 1998. The 1999 tax rate reflects higher foreign tax credit benefits resulting from distributions from our German subsidiary.

     For fiscal 1999, net earnings increased 26.8% to $24.4 million from $19.3 million in fiscal 1998. Diluted earnings per share increased to $1.80 in fiscal 1999 from $1.51 in fiscal 1998.

     Aircraft Controls. Net sales in aircraft controls increased 18.9% to $302.1 million in fiscal 1999 from $254.1 million in fiscal 1998. The acquisition of Montek provided significant growth to aircraft controls net sales and contributed to operating margin improvement during fiscal 1999. For the first ten months after the acquisition, Montek contributed $63.3 million to aircraft controls net sales. Of Montek's aircraft controls business, 78.7% related to controls for commercial airplane applications, primarily the Boeing 7-series airplanes. Also contributing to the overall sales improvement was an increase of $20.0 million in aftermarket sales from our pre-acquisition businesses. The increase for these aftermarket sales primarily related to controls for military applications. These increases were offset by declines in sales on the B-2 bomber and F-15 fighter aircraft programs, as they near completion, and pre-acquisition Boeing OEM business. We recently began initial production on the F/A-18 E/F Super Hornet and the V-22 Osprey, which, over the long-term, may help offset the completion of the F-15 and B-2 programs. Although our total Boeing OEM business increased in fiscal 1999 due to the Montek acquisition, reduced production rates of the 747 and 777 slowed deliveries of pre-acquisition products to Boeing.


     Operating margins for aircraft controls were 12.2% in fiscal 1999 compared to 11.4% in fiscal 1998. The main reason for the margin improvement is the acquisition of Montek, which had higher margins than our pre-acquisition operations. Montek's business contains a greater percentage of aftermarket sales, which typically carry higher margins than sales to OEMs. For the first ten months after the acquisition, 37.9% of Montek's sales related to spares, parts and repair services. Including Montek, aircraft controls aftermarket sales represented 32.5% of net sales in fiscal 1999 compared to 21.3% in fiscal 1998. This improvement was tempered by $3.0 million of increased research and development costs in aircraft controls. The increased research and development costs were primarily associated with the development of next generation flight controls. Provisions recorded for estimated contract losses totaled $2.9 million in fiscal 1999 compared with $4.5 million in fiscal 1998.



     In connection with our acquisition of Montek, we recorded $24.7 million of contract loss reserves related to firm fixed-price development contracts on certain business jet programs primarily with Montek's parent company. These contracts were formalized as part of the acquisition. The contract loss reserves were recorded as part of the purchase price allocation resulting in a corresponding increase in the amount of goodwill recorded. As work progresses, the reserve is reduced accordingly.


     The twelve-month backlog for aircraft controls was $192.2 million at September 25, 1999 compared to $178.8 million at September 26, 1998. The increase was due to the acquisition of Montek, offset by lower pre-acquisition business resulting from production rate declines at Boeing and the B-2 bomber and F-15 fighter aircraft programs winding down.

     Space Controls. Net sales in space controls increased 17.7% to $110.0 million in fiscal 1999 from $93.5 million in fiscal 1998. Sales of controls for tactical missiles increased $12.8 million in fiscal 1999 with 83.7% of that increase resulting from the acquisition of Montek for controls on the Hellfire, TOW and AGM 142 tactical missile programs. On the strength of the Titan IV, the Delta family of launch vehicles and the National Missile Defense system, sales of launch vehicle steering controls increased $11.4 million. These increases were offset by lower sales of satellite controls due to a general softness in the satellite market.

     Operating margins for space controls were 11.7% in fiscal 1999 compared to 10.4% in fiscal 1998. Operating margins for launch vehicle and tactical missile products improved 51.1%. The mix in 1999 favored more mature production programs and significant expenditures were made in fiscal 1998 on launch vehicle development programs. These favorable developments were mostly offset by lower sales and margins in satellite controls. Satellite controls represents 19.8% of the segment's sales.

     The twelve-month backlog for space controls was $84.8 million at September 25, 1999 compared to $77.5 million at September 26, 1998. The increase relates to controls for tactical missiles resulting from the acquisition of Montek.

     Industrial Controls. Net sales in industrial controls increased 15.3% to $217.9 million in fiscal 1999 from $189.1 million in fiscal 1998. The Hydrolux SARL, Moog-Hydrolux and Microset acquisitions accounted for $24.1 million of the increase. Montek, which also produced industrial servovalves, accounted for the remainder of industrial controls' net sales increase.

     Operating margins for industrial controls were 10.8% in fiscal 1999 and fiscal 1998. Operating margins increased 2.4 percentage points in our pre-acquisition businesses. This increase is attributable to favorable product mix resulting from higher sales of electric controls for military ground vehicles and industrial hydraulic controls in Europe. This increase was offset by losses incurred by the acquired industrial businesses reflecting lower than anticipated sales due to a downturn in the injection molding machinery market.

     The twelve-month backlog for industrial controls was $59.9 million at September 25, 1999 compared to $58.0 million at September 26, 1998. Decreases in orders for controls for military ground vehicles and entertainment simulators offset backlog associated with the Hydrolux SARL, Moog-Hydrolux and Microset businesses and Montek.

FINANCIAL CONDITION AND LIQUIDITY


     On October 24, 2000, we amended our $340.0 million corporate revolving and term loan agreement. The term loan portion of this credit facility, which had a balance of $48.8 million at September 30, 2000, was increased to $75.0 million with the difference added to the unused borrowing capacity of the revolving portion of the facility. The credit facility expires in December 2005 and requires quarterly principal payments on the term loan of $3.8 million. These payments began in December 2000. Interest on the credit facility continues at the London Interbank Offered Rate, or LIBOR, plus a spread that was 175 basis points at June 30, 2001. At September 19, 2001, we had $99.4 million of unused borrowing capacity under short and long-term lines of credit, including $84.2 million under the credit facility. The credit facility is secured by substantially all of our U.S. assets. The credit facility contains various covenants that adjust over the term of the facility. As of June 30, 2001, the covenant for minimum Consolidated Net Worth, defined as the sum of our capital stock and additional paid-in capital plus retained earnings (or minus accumulated deficits), was $200.0 million; the covenant for the minimum Interest Coverage Ratio, defined as the ratio as of the last day of any fiscal quarter of our EBITDA to our total interest expense in each case for the four-fiscal quarter period then ended, was 2.60x; the covenant for the minimum Fixed Charge Coverage Ratio, defined as the ratio as of the last day of any fiscal quarter of
(i) our EBITDA minus our capital expenditures in each case for the four fiscal quarter period then ended to (ii) the sum of our interest expense, provision for taxes and regularly scheduled principal payments on debt for such four-fiscal quarter period, was 1.10x; and the covenant for the maximum Leverage Ratio, defined as the ratio as of the last day of any fiscal quarter of our total debt (including letters of credit) less our aggregate cash balances to our adjusted EBITDA in each case for the four-fiscal quarter period then ended, was 4.25x. Adjusted EBITDA is defined as (i) the sum for the period covered of our net income, interest expense, provisions for taxes based on income, total depreciation expense, total amortization expense and other non-cash items reducing our net income minus (ii) other non-cash items increasing our net income for such period. Additionally, the credit facility limits capital expenditures to $30.0 million in fiscal 2001 and restricts the payment of cash dividends to common stockholders. As of June 30, 2001, we were in compliance with all covenants.


     Cash on hand at June 30, 2001 was $7.8 million compared to $13.8 million at September 30, 2000. Cash provided by operations was $31.2 million in the first nine months of fiscal 2001 compared to $26.4 million in the first nine months of fiscal 2000. The increase in cash provided by operations was primarily due to the timing of payments on various accruals and improved inventory turnover. Total debt increased to $380.9 million at June 30, 2001 from $366.3 million at September 30, 2000. Increased debt from acquisitions of $31.4 million was partially offset by repayments of $16.8 million. The percentage of long-term debt to capitalization was 60.1% at June 30, 2001.

     Capital expenditures for the first nine months of fiscal 2001 were $19.4 million compared with depreciation and amortization of $23.5 million. Capital expenditures for the first nine months of fiscal 2000 were $16.9 million compared with depreciation and amortization of $22.7 million. Capital expenditures in fiscal 2001 are expected to be approximately $25.0 million.

     We require cash for working capital, capital expenditures, payments of principal and interest on our debt and acquisitions. We have generally funded these cash requirements through cash flows from operations and borrowings under our senior and subordinated credit arrangements. We believe that our cash on hand, cash flows from operations and borrowing availability under our lines of credit and credit facility will be sufficient to meet our operating needs.

RECENT ACCOUNTING PRONOUNCEMENTS

     On October 1, 2000, we adopted Statement of Financial Accounting Standards, or SFAS, No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, which requires companies to carry all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and if so, the reason for holding it. For the nine months ended June 30, 2001, our exposure to derivatives was primarily limited to interest rate swaps. At June 30, 2001, we had interest rate swap agreements of $150.0 million outstanding, of which $80.0 million matures at various times during fiscal 2002 and $70.0 million matures at various times during fiscal 2003. The adoption of this pronouncement did not have a material impact on the results of operations for the nine months ended June 30, 2001.

     We have reviewed Securities and Exchange Commission Staff Accounting Bulletin, or SAB, No. 101, "Revenue Recognition in Financial Statements", which we are required to adopt in the fourth quarter of fiscal 2001. This SAB will not have a material impact on our financial statements.

     In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 141, all business combinations are to be accounted for using the purchase method of accounting and identifiable intangible assets acquired in a business combination are to be recognized separately from goodwill. Under SFAS No. 142, goodwill will no longer be amortized, but will be reviewed for impairment at least annually at the reporting unit level. Identifiable intangible assets acquired in a business combination are to be amortized over their useful lives, unless their useful lives are indefinite, in which case those intangible assets will be tested for impairment annually and not amortized until their lives are determined to be finite. These standards are effective for all business combinations completed after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, companies are required to adopt SFAS No. 142 for fiscal years beginning after December 15, 2001, but early adoption is permitted. Excluding the amortization of goodwill after income taxes in fiscal 2001, net earnings would have been $8.3 million in the third quarter and $23.8 million for the nine months ended June 30, 2001 and earnings per share would have been $0.63 in the third quarter and $1.80 for the nine months ended June 30, 2001. We are further evaluating the effect that adoption of these statements will have on our results of operations and financial condition.

OUTLOOK

     We are forecasting net sales in fiscal 2001 of approximately $700 million, a 9% increase over fiscal 2000 net sales of $644 million. Forecasted net sales increases of $44 million in industrial controls to $264 million and $23 million in aircraft controls to $335 million are expected to be partially offset by an $11 million decrease in space controls to $101 million. Sales in industrial controls are expected to increase primarily due to the Robert Bosch radial piston pump product line, Whitton and Vickers Electrics acquisitions. Sales in aircraft controls are expected to grow as a result of increased production of the F/A-18 E/F and Boeing 7-series commercial airplanes in fiscal 2001. Sales in space controls are expected to decrease related to a decline in sales on various launch vehicle programs, including the Titan IV program which has completed shipments, offset partially by increases in the sales of controls for satellites.

     Operating margins for fiscal 2001 are expected to be approximately 11.9% compared to 12.4% in fiscal 2000. The decrease is due to the decline in margins in industrial controls, relating to low volume in the
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plastics market and pricing pressures on turbine controls, partially offset by improvements in aircraft controls and space controls. Earnings per share are expected to increase by approximately 11% in fiscal 2001 to $2.11.


     On September 11, 2001, the United States was attacked by terrorists using hijacked commercial airline jets. The effect of these tragic events on general economic conditions and on the commercial airline industry, in particular, could be significant. For example, the events have resulted and could continue to result in a decreased demand for air travel due to fears regarding additional acts of terrorism. These events could also result in an increase in the price of jet fuel because of concerns regarding hostilities in the Middle East and airlines bearing increased costs or reducing operations due to new security directives adopted by the Federal Aviation Administration. At this time we are unable to predict the impact that these events will have on our commercial aircraft business and thus on our outlook. We believe that our diverse revenue base and our global geographic presence will help to lessen the impact of any decrease in our commercial aircraft sales.


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                                    BUSINESS


     We are a leading worldwide designer and manufacturer of high performance, precision motion and fluid controls products and control systems for a broad range of applications in aerospace and industrial markets. Our products and systems are used in the flight control of military and commercial aircraft, in positioning satellites, in steering tactical and strategic missiles and in the thrust vector control of space launch vehicles. They are also used in a wide variety of industrial applications, including power-generating turbines and injection molding machines. We have an excellent reputation in the industries we serve based on our strong engineering and design capabilities and the reliability of our products. We have adapted our technologies to other product applications in aircraft and industrial controls. Our products and systems employ servovalves and servoactuators. Servovalves and servoactuators control the position, velocity or force of moving objects with accuracy that can be measured in millionths of an inch. Not only are these devices extremely accurate, they will also respond to motion commands in as little as thousandths of a second and as frequently as one hundred times a second.



     Our customers expect us to offer more value. We do this by providing solutions to their complex precision control needs, responding to short lead-time schedules, and selling our products and services at competitive prices. The precision control market is fragmented but is consolidating, and the number of motion controls suppliers is decreasing. This is due in part to acquisitions within the industry and customer preferences to manage fewer suppliers. We have also offered more value to our customers through acquisitions. Acquisitions position us to offer broader and more complete controls systems solutions. We have been, and will continue to be, a consolidator of the precision motion controls industry.


INDUSTRY OVERVIEW AND TRENDS

     Aircraft. The aircraft industry consists of two sectors: military and commercial. Our military aircraft business will benefit from rapidly aging fleet aircraft and weapons systems in need of replacement, refurbishment or upgrades, projected continued increases in spending by the U.S. Department of Defense, or DoD, for procurement and research and development, and DoD's outsourcing of repair and maintenance services on U.S. military aircraft. President Bush requested in June 2001 approximately $329 billion in discretionary budget authority for fiscal 2002 for the DoD representing an 11.1% increase over the $296 billion approved by Congress last year. More importantly, requested fiscal 2002 authority for procurement and research and development of $109 billion is up over fiscal 2001 levels by 6.0%. Spending in these categories represents the principal source of funds for defense contractors. From the mid 1980's, spending authority for procurement and research and development declined until the late 1990's when the trend turned upward. In response to the September 11 attacks on the United States an additional $20 billion in budget authority was requested. Of the $20 billion, $3 billion would be dedicated to procurement.

     Our commercial aircraft business has three sources of revenue: sales of original equipment to commercial airplane manufacturers such as Boeing; revenues from the sale of parts, spares and equipment overhaul services to commercial airlines; and sales of original equipment to manufacturers of business jets. The September 11 attacks on the United States will most likely negatively affect our near term outlook for OEM sales to Boeing as well as reduce our aftermarket business from commercial airlines. We believe, however, that improved safety measures will restore passenger confidence in commercial flight as the most efficient and effective way to travel. Longer term, we believe our commercial aircraft business will benefit from increased commercial passenger revenue miles. In addition, we believe demand for business jets will accelerate further as an alternative to commercial airplane travel.

     Space. NASA recently awarded us a $48.0 million, five year contract to refurbish the flight control actuators on the Space Shuttle. We originally supplied these controls nearly 20 years ago. DoD spending on strategic and tactical missile programs has trended upward from relatively lower levels in the early 1990's due to modernization. The future of U.S. missile defense is uncertain. However, we are a participant on two key development programs, the Air Force's NMD and the Army's THAADS. The satellite industry has stabilized with launches of geosynchronous, or GEO, satellites of 25-30 per year. The market for low earth orbit, or LEO, satellites has declined significantly since the commercial disappointments of Iridium and Globalstar. GEO satellites enter earth orbit and remain stationary over one

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geographic location. LEO satellites are generally cheaper to launch, easier to control and are not geographically stationary. There is presently only a modest effort being expended on reusable launchers, although we are a contributor on both the Delta IV and the Atlas Evolved Expendable Launch Vehicle, or EELV, projects.

     Industrial. Our industrial controls business is diverse. Three key industrial markets we serve, plastics manufacturing machinery, power generation and motion simulation, account for approximately 40% of our industrial sales. The plastics market is forecasted to grow 0% to 5% annually over the next three to four years. We have benefited from the growth in the plastics industry resulting from the demand for compact discs and digital video discs. As more uses for plastic are developed, we expect to benefit from the need for more precise injection and blow molding machinery. The power generation market, specifically large frame gas and steam turbines, is expected to grow approximately 5% annually over the next three to four years. The largest turbine manufacturers, General Electric and Siemens AG, are experiencing capacity limitations. Until these capacity issues are addressed, growth is not expected to be as strong as it has been in the past three years. The motion simulation market is expected to grow approximately 3% annually over the next three to four years as the growing business jet market and the need to replace retiring pilots drives demand for pilot training. Demand for our industrial products is being driven by inexpensive computer power available from microprocessors. These computers enable machine manufacturers to increase the productivity of their machines and simultaneously reduce overall costs.


PRODUCT APPLICATIONS AND MARKETS SERVED



     Our products include precision controls and control systems for a broad range of applications for each of our markets. Our business is organized to serve our markets through three operating groups: aircraft controls; space controls; and industrial controls.


  Aircraft Controls

     Sales of aircraft controls were $311.8 million in fiscal 2000, or 48% of our sales. These sales fall into three broad categories: OEM flight controls; OEM engine controls; and aftermarket.

     OEM Flight Controls. We are a market share leader in supplying OEM flight controls to the military and commercial markets. Flight controls can be broken down into primary flight controls and secondary flight controls. Primary flight controls are the surfaces on an aircraft that control pitch, roll and yaw and include the elevators, ailerons and rudder. Secondary flight controls modify the amount of lift produced by an aircraft's wings or augment the primary flight controls.

       Military Aircraft. Since our founding, we have provided flight controls to almost every U.S. military aircraft and numerous foreign military aircraft. Sales of flight controls for military applications to the U.S. government and its prime contractors and subcontractors were $124.7 million in fiscal 2000. Controls for military applications are similar to those used on commercial aircraft except that our military products are designed to more stringent mission and environmental requirements. These products often incorporate multiple system redundancy effectively allowing some of an aircraft's systems to fail, yet permit the aircraft to continue to fly. We are currently involved on many military programs including:

       - F/A-18 Hornet and Super Hornet. We supply primary and secondary flight controls for the F/A-18, which is the U.S. Navy's primary carrier-based fighter/attack aircraft. Approximately 800 F/A-18 C/D and E/F aircraft have been produced. The E/F version of the F/A-18, known as the Super Hornet, which is 30% larger than the prior C/D version, known as the Hornet, entered low rate initial production in 1997. Full-scale production is planned to be at the rate of approximately 47 aircraft per year by 2004.

       - V-22 Osprey Tiltrotor. We supply primary and secondary flight controls for the V-22 Osprey tiltrotor aircraft. The V-22 is built by a joint venture of the Bell Helicopter Division of Textron, Inc. and Boeing. The V-22 is a hybrid between a helicopter and a fixed wing aircraft. Low rate initial production commenced in 1997. Low rate initial production is expected to continue at

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

         current levels. The program and the timing of the production schedule is being evaluated as a result of two accidents in 2000. The accidents were not related to any failure of the flight controls we supply.

       - Joint Strike Fighter. We are designing the primary and secondary flight controls for both competing U.S. government prime contractors, Boeing and Lockheed Martin. The Joint Strike Fighter is intended for use by the three branches of the U.S. military. Industry sources estimate that approximately 3,000 fighters will be produced for the U.S. military with additional sales to foreign countries. Low rate initial production is expected to begin in 2008.

     We also design and produce flight controls for the following military aircraft:

       - B-2 Stealth Bomber;

       - F-15 Eagle;

       - F-16 Falcon;

       - Japanese F-2 fighter;

       - Comanche and Blackhawk helicopters; and

       - The Republic of Korea's T-50 trainer/fighter.

       Commercial Narrow and Wide Body Airplanes. We supply flight controls to the major commercial aircraft OEMs, Boeing and Airbus. Our sales to Boeing were $60.0 million in fiscal 2000, which represented 9% of our fiscal 2000 sales. In fiscal 1999, we entered into an agreement with Boeing which establishes fixed prices through 2008 for all our flight controls. We currently provide flight controls for more applications on the Boeing 7-series airplanes than any of our competitors.

      Business Jets. We supply flight controls for business jets including Raytheon's Hawker Horizon and Bombardier's BD100, each of which is entering initial production. We have also been supplying various controls on in-production aircraft, including Textron's Cessna Citation, General Dynamics' Gulfstream IV and Raytheon's Premier I.

     OEM Engine Controls. We design and manufacture fuel metering and air inlet controls for jet engines used on commercial and military aircraft. All models of commercial aircraft currently produced by Boeing and Airbus contain engines on which our controls are used. We also supply engine controls for the F-15 Eagle, F-16 Falcon, F/A-18 E/F Super Hornet, F-22 Raptor and the B-2 Stealth Bomber.

     Aftermarket. In fiscal 2000, 40% of our aircraft controls sales were aftermarket sales to the U.S. and foreign governments and to domestic and international commercial airlines. We are the principal provider of aftermarket support for our installed base of products and systems because of the rigid specifications and high technological content of our products and our reputation for reliability. Our large installed base of products and systems on U.S. military aircraft positions us to benefit from strong aftermarket sales as the aircraft age. The military programs associated with aftermarket sales include the F-15 Eagle, F-16 Falcon, C5 Transport and the B-2 Stealth Bomber. The majority of our aftermarket sales for commercial applications is to airlines that use Boeing airplanes. Boeing estimates that over 11,000 of their commercial aircraft are being used around the world.

  Space Controls

     Sales of space controls were $112.4 million in fiscal 2000, or 18% of our sales. Our products are used in several applications including satellites, tactical and strategic missiles, the Space Shuttle, launch vehicles, NMD and THAADS, and the Space Station.

     Satellites. We supply control components for almost every make of GEO satellite currently produced. We manufacture thruster valves, propulsion system valves and actuation systems. These components are used to place the satellite in its proper orbit after launch and to position the satellite throughout its life. We also design and produce controls used to deploy and position solar panels and
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communication antenna. Examples of satellite programs currently supplied by us include Lockheed Martin's A2100, Astrium's Eurostar 2000/3000 and Alcatel's SB3000/4000.

     Tactical and Strategic Missiles. We supply steering controls for tactical missiles including the AGM 142 Popeye, TOW, Hellfire, Patriot, Maverick, and VT-1. We also supply controls for all three stages of the Trident submarine launched strategic missile.

     Space Shuttle. We supply the Space Shuttle's flight controls and main engine and solid rocket booster steering controls. In June 2001, we were awarded a $48.0 million five-year contract to refurbish the flight controls for the four Space Shuttle orbiters. The solid rocket booster controls are recovered and returned to us for refurbishment after every launch.

     Launch Vehicles. We supply steering controls on the Ariane V, the European Space Agency's new-generation launch vehicle. We also participate on the EELV program and various Delta programs, including the Delta IV EELV. These launch vehicles are used to place communications and scientific payloads into earth orbit. We also provided controls for the Titan IV launch vehicle used by the U.S. Air Force.

     Missile Defense. We are involved on the United States' two key missile defense development programs, NMD and THAADS. For NMD, we supply the first stage thrust vector control system and the Divert and Altitude Control System, or DACS, for the Exoatmospheric Kill Vehicle, or EKV. For THAADS, we supply various steering controls.

     International Space Station. We are designing flap and rudder controls on the demonstration program for the X-38 Crew Return Vehicle. This vehicle will allow astronauts in the Space Station to return to Earth in the case of an emergency.

  Industrial Controls


     Sales of industrial controls were $219.8 million in fiscal 2000, or 34% of our sales. We design and manufacture both standard and customized servovalves and electric drives, as well as integrated control systems. Our products are used in a wide range of industrial applications and employ both hydraulic and electric control technologies. Industrial customers representing approximately 70% of our industrial sales use hydraulic controls technology. Occasionally, there is interest by our customers in exploring a shift from hydraulic controls to electric controls. We continue to focus on and expand our electric controls capabilities. This positions us to lead this shift, if and when it happens. We estimate that in fiscal 2000 industrial controls sold hundreds of different types of products to over 2,500 customers. Although our control product applications and customers are diverse, approximately one-half of our sales in industrial controls are in five markets: plastics manufacturing machinery; power-generating turbines; aftermarket; motion simulators and military ground vehicles.


     Plastics Manufacturing Machinery. We provide controls and integrated control systems to manufacturers of blow molding and injection molding machinery. These machines are used to produce molded plastic products and component parts used on all kinds of industrial and consumer products, including plastic bottles, compact discs and digital video discs.


     Power-Generating Turbines. We design and manufacture turbine control assemblies for many turbine types and sizes. We have succeeded in convincing turbine OEMs to outsource system controls and to purchase our integrated control systems. Our acquisition of Whitton in January 2001 strengthened our ability to provide a full line of controls for turbines ranging from microturbines to large-frame turbines. Our turbine controls sales have grown over the past five years by convincing our turbine customers that they are better served by outsourcing turbine fuel and blade controls. Recently, one of our turbine customers instituted a reverse auction procedure for the procurement of these controls, resulting in smaller near-term margins. We expect these reverse auctions to continue. We will partially offset the effect of these auctions through savings realized by improving our manufacturing processes.


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

     Aftermarket. Aftermarket sales represented 12% of industrial controls sales in fiscal 2000. Our industrial control products, in particular our hydraulic products, are traditionally used on heavy equipment. This equipment requires periodic servicing and maintenance. We have capitalized upon this requirement by building a substantial aftermarket business. We believe we currently service approximately 30% of our installed base of hydraulic servovalves.


     Motion Simulators. We manufacture standard four and six degree-of-freedom motion control platforms with weight capacities between 2,000 and 36,000 pounds for the flight simulation, driver-training and entertainment markets. We also design and manufacture specialty motion control platforms for entertainment simulators at theme parks, such as the Spiderman attraction at MGM-Universal's theme park in Orlando, Florida.


     Military Ground Vehicles. We design and manufacture electric and hydraulic gun positioning and ammunition-handling controls for military ground vehicles. A key advantage of electric control systems is the elimination of the hydraulic fluid supply and related maintenance requirements. In February 2001, we were awarded two long-term contracts for dual axis gun aiming systems to be employed on the Hagglund CV9030 combat vehicles used by the Swiss and Finnish armies.

     Other. Our controls are also used on many other industrial applications including material testing equipment, metal forming machinery, Formula 1 race cars, custom automation machinery, carpet tufting and textile machinery, among others.

OUR COMPETITIVE ADVANTAGES

     We believe we have a unique franchise in the precision motion control market. We believe our competitive advantages are:

     - Diversified Revenues. Our revenues are derived from sales to a diverse customer base in the military and commercial aerospace and industrial markets. In fiscal 2000, sales in our aircraft controls, space controls and industrial controls segments were 48%, 18%, and 34%, respectively, of our total sales. Our diverse revenue mix stabilizes our cash flows through economic cycles. This allows us to more consistently reinvest in our business and to more effectively maintain and enhance our leadership position in the markets we serve.

     - Market Leadership. We believe we are a market share leader in supplying OEM flight control actuation systems for military and commercial aircraft, steering controls for launch vehicles and propellant controls for satellites. We are the sole source supplier of the motion controls we manufacture on many of the aerospace programs in which we participate. As sole source supplier, we maintain our market leadership, take advantage of the growth in these production programs and participate in aftermarket sales. We are an internationally recognized leader in technologically advanced, custom-designed control systems for aerospace applications. In the industrial hydraulics market, we believe we are the leading producer of serovalves for industrial automation. Our market leadership has allowed us to maintain long-term relationships with our customers and helps us attract new customers.

     - Technological Leadership and Close Customer Relationships. We are a recognized worldwide leader in precision motion control technology. Our proven ability to design and develop customized solutions leads to customers asking us to meet their complex precision motion control needs. As a result, we have developed close relationships with our customers. These close relationships allow us to effectively evaluate our customers' precision motion control requirements and identify new opportunities. We designed and manufactured the flight control system for the B-2 Stealth Bomber, which we believe is the most technically challenging flight control system ever developed. Our reputation as a technology leader helped us in being solicited by both competing U.S. government prime contractors to design the primary and secondary flight controls for the concept demonstrator aircraft on the Joint Strike Fighter program. In industrial markets, we are focusing on the design and production of customer-specific, high performance specialty systems. Our design solution

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

       capability is the result of our experienced research and development staff, ability to incorporate technologies developed from other product applications and the expertise added through our acquisitions.

     - Low Cost Manufacturing. We use low cost manufacturing facilities in the Philippines and India in order to reduce our overall product cost. In addition, through capital investments and lean manufacturing strategies, we manage our cost structure to realize higher profits. Our ability to manufacture at low cost and to allocate resources properly allows us to compete successfully against companies that have greater financial and other resources.

     - Geographic Diversification. We have operations in 21 countries. In fiscal 2000, sales from our foreign operations were 25% of our total sales. Our sales engineers, who know the local customs and markets, are located close to our customers around the world. They also draw on technical expertise from our other engineering and design facilities around the world to pursue new customers and identify new product opportunities. Our geographic diversification allows us to identify and respond to these opportunities more quickly.

OUR GROWTH STRATEGY

     Key elements of our growth strategy include:


     - Capitalizing on Increasing Defense Spending. Our defense business represented 34% of our fiscal 2000 sales. We are a key supplier on newer U.S. military aircraft programs, including the F/A-18 E/F Super Hornet, the V-22 Osprey tiltrotor and the Joint Strike Fighter. We are also a supplier on many other military aircraft and missile programs including the F-15 Eagle, the F-16 Falcon, the B-2 Bomber, NMD, TOW, Hellfire and the AGM 142 Popeye.


     - Capitalizing on Aftermarket Opportunities. Our aftermarket business was 23% of our fiscal 2000 sales. Our reputation for reliability within the aerospace and industrial markets has resulted in end users using us for routine repair and maintenance. We supply the U.S. and foreign governments and commercial airlines with spare parts and repair services and provide product support to most of the major commercial airlines. We understand the importance of customer responsiveness. Our customers require short turnaround times. We have repair and overhaul facilities staffed and stocked to meet these requirements. With aging aircraft in both the military and commercial sectors and outsourcing by DoD of repair and maintenance, we expect continued growth in aftermarket sales. We also expect to benefit from increased repair and overhaul work in industrial controls as our installed base of products grows. We are also seeking to increase our share of the market for aftermarket sales to industrial customers.


     - Pursuing Acquisitions. We have been and will continue to be a consolidator in the fragmented precision control industry. We believe acquisitions permit us to increase our sales and earnings and improve our market position. In 1994, we began a strategy to accelerate our growth by pursuing acquisitions. Since then, we have acquired and successfully integrated more than a dozen businesses that have complemented or expanded our product applications, technical expertise and customer base. We believe there are significant opportunities for further consolidation among motion controls suppliers.


     - Focusing on System Integration in Industrial Applications. We are expanding our ability to provide complete system solutions to customers in the industrial automation market. We expect that recent consolidations of large standard hydraulic systems suppliers will improve our long-term prospects in the systems business. As our large competitors focus on standard systems, we will seek to increase our sales of customer-focused high performance specialty systems. Customers want suppliers who can work with their engineering staffs in the design and development of highly engineered precision control systems. We believe we can compete effectively for these opportunities by focusing on specific industrial market applications, such as plastics manufacturing machinery,

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

       power-generating turbines and motion simulation, and by using our proven ability to supply customized solutions to customer needs.


     - Broadening the Application of Our Technology to New Markets. We have successfully adapted our technology, which originated from our involvement on various missile programs and NASA space missions in the 1950's and 1960's, to other product applications. This has allowed us to enter new markets and expand our product applications. We believe we can increase sales by adapting our current technologies to new markets, such as the packaging and oil exploration markets, and new product applications, such as wind turbines and electric actuation for injection molding machines and training simulators.


CUSTOMERS

     Our customers fall into three groups: OEM customers of our aerospace business, OEM customers of our industrial business and aftermarket customers.

     OEM-Aerospace. OEM-aerospace customers collectively represented 46% of our fiscal 2000 sales. The majority of these sales are to a small number of large companies. Due to the long-term nature of many of the programs, many of our relationships with OEM-aerospace customers are based on long-term agreements. These customers include Boeing, Lockheed Martin, Northrop Grumman Corporation, Raytheon, Space Systems/Loral, Inc., Airbus Industrie, Boeing Satellite Systems, Inc., formerly Hughes Electronics Corporation, Bombardier, Cessna Aircraft Company, a subsidiary of Textron, Gulfstream Aerospace Corporation, a subsidiary of General Dynamics, Sikorsky Aircraft Corporation, a subsidiary of United Technologies Corporation, BAE Systems plc, formerly British Aerospace plc, Astrium and the U.S. Government, among others.

     Our largest OEM-aerospace customer is Boeing. Military and commercial sales to Boeing were 17% of fiscal 2000 sales and 20% of fiscal 1999 and 1998 sales. Sales to Boeing were 33% of the aircraft controls segment's fiscal 2000 sales and 9% of the space controls segment's fiscal 2000 sales. Sales to the U.S. government and U.S. government prime contractors and subcontractors, including military sales to Boeing, were 29% of fiscal 2000 sales, 30% of fiscal 1999 sales and 31% of fiscal 1998 sales.

     OEM-Industrial. Our sales of industrial controls are to diverse customers around the world and are normally based on lead times of 90 days or less. OEM-industrial customers include Husky Injection Molding Systems Ltd., General Electric and Siemens, among others. Husky, General Electric and Siemens collectively accounted for approximately 5% of our fiscal 2000 sales.

     Aftermarket. We also provide spare and replacement parts and repair and overhaul services for most of our products. Our major aftermarket customers include the U.S. government and the commercial airlines.

COMPETITION

     We experience considerable competition in each of our three markets. However, we are the only precision control company that competes globally in all three of these markets and all precision control technologies.

     Many of our competitors have greater financial and other resources. In aircraft controls, our principal competitors include Parker Hannifin Corporation, Curtiss-Wright Corporation, Liebherr-Holding GmbH, Lucas Aerospace Power Equipment Corporation, a subsidiary of TRW Inc., and Teijin Seiki Co., Ltd. In space controls, our principal competitors are ValveTech Inc., Vacco Industries, Inc., Honeywell International Inc. and Textron. In industrial controls, our main competitor for hydraulic applications is Bosch Rexroth AG. Our competitors for electric applications are Barber-Colman, Siemens, Bosch Rexroth's Rexroth Indramat business unit, Pacific Scientific Company and Yaskawa Electric Corporation.


     Competition in the markets we serve is based upon design capability, product performance and life, service, price and delivery time. In some product applications technological considerations are more


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important than price considerations, while in others price is paramount. We believe we compete effectively on all bases.

SALES AND MARKETING

     Our sales and marketing organization consists of individuals possessing highly specialized technical expertise. This expertise is required in order to effectively evaluate a customer's requirements and to facilitate communication between the customer's engineering staff and our engineering staff. Our sales staff is our primary contact with our customers. We use third party sales representatives to cover several domestic aerospace markets. We use distributors selectively to cover several industrial markets.

     Our success in both the aerospace and industrial markets is dependant on the ability of our sales and marketing staff to develop strong contacts with customers and spot opportunities early.

MANUFACTURING

     Our manufacturing facilities are equipped to manufacture custom engineered products designed for specific customer applications. Our facilities and manufacturing equipment are state of the art. We have CAD/CAM and CNC machining capabilities, internally designed and manufactured test equipment, and Class 10,000 and Class 100,000 assembly and test facilities.

     The manufacturing process for specific custom engineered applications, which comprise most of our products, demands a high degree of technical expertise and precision. Our design engineers begin the process by expanding the preliminary designs prepared during the proposal process. After any necessary modifications, prototypes of the design are manufactured for developmental testing. As part of the process, we conduct an internal review to determine whether the design will meet the specific customer application and can be manufactured in a cost-effective manner. We emphasize concurrent engineering where design engineers and production engineers work together early in the process to enhance product design from a manufacturing standpoint. The product then goes into limited production for customer testing, after which the product is considered a qualified design. At this stage the product moves into full production.

     Production is a three-step process: fabrication; assembly; and testing. In the fabrication process, our skilled machinists using proprietary manufacturing processes directed by our methods engineering staff produce a substantial volume of components often satisfying submicron tolerances. Our technicians assemble the components and the product is then tested to determine whether it meets internal and customer specifications. In general, each technician involved in both the assembly and testing functions has a two-year degree in a technical field. These technicians are supported by our product engineering staff, which prepares assembly worksheets and test procedures.

TECHNOLOGY

     We design and manufacture high performance precision controls known as servovalves and servoactuators. Servovalves regulate the flow of fluid. They convert the electronic signal from a computer into a precisely metered amount of liquid, such as hydraulic fluid, which flows into a piston/cylinder assembly known as an actuator. The actuator then creates movement. When a servovalve is mounted on an actuator, the device is known as a servoactuator.


     Our products provide precision motion control. The precision in a motion control system is created through the use of a closed loop system or what is technically referred to as a servocontrol system. A servocontrol system is a group of electronic and/or mechanical elements that generates a desired output by comparing the achieved output with the commanded input and using the difference between the input and the output as the actuating signal. We provide motion control in three core technologies: electrohydraulic, electromechanical, and electropneumatic. Electrohydraulic technologies are used in our standard servovalves, servoactuators and integrated actuation and power systems. Electromechanical technologies include brushless DC servomotors, DC motor controllers, servoactuators and servosystems. Electropneumatic technologies include solenoid-controlled servoactuators and control actuation systems.

     The following diagram shows the elements of a servocontrol system in which the power to move the output is provided by pressurized hydraulic fluid. The concepts are similar for systems in which the power is provided by an electric motor.


   [A DIAGRAM SHOWING THE ELEMENTS OF AN ELECTROHYDRAULIC SERVOCONTROL SYSTEM
                                 APPEARS HERE]


     An electrohydraulic servocontrol system consists of six elements indicated in the diagram above: control electronics which may be a computer, microprocessor or guidance system which create a command input signal; a servoamplifier which provides a low power electrical actuating signal which is the difference between the command input signal and the feedback signal generated by the feedback transducer; a servovalve which responds to this low power electrical signal and controls the high power flow of hydraulic fluid to an actuation element such as a piston and cylinder or a hydraulic motor which positions the device being controlled; and a power supply, generally an electric motor and pump, which provides a flow of hydraulic fluid under high pressure. The feedback transducer measures the output of the system and converts this measurement into a proportional signal, which is sent to the servoamplifier. We are engaged primarily in the design, manufacture and sale of servovalves and actuators, although all the elements of a servosystem are represented in our products.

     We have used our expertise in electrohydraulic servocontrols as a platform from which to pursue other product applications.

EMPLOYEES


     We employed approximately 4,900 individuals as of September 15, 2001. Of that total, approximately 2,840 are in the U.S., 1,230 are in Europe, 200 are in the Pacific Rim and 630 are in low cost manufacturing centers in the Philippines and India.


     Our engineering staff is one of our competitive strengths, and our production work force consists of highly skilled machinists, assemblers and technicians. We believe our relationship with our employees is excellent. We have not experienced any material labor-related work stoppages.

LEGAL PROCEEDINGS

     From time to time, we are named as a defendant in legal actions arising in the normal course of business. We are not a party to any pending legal proceeding the resolution of which management believes will have a material adverse effect on our results of operations or financial condition or to any pending legal proceedings, other than ordinary, routine litigation incidental to its business.

PATENTS, TRADEMARKS AND TRADE NAMES

     We have numerous patents and have filed applications for others. While the protection afforded by these patents is of value, we do not consider the successful conduct of any material part of our business dependent upon this protection. Our patents and patent applications include both U.S. and international patents relating to electrohydraulic, electropneumatic and electromechanical actuation mechanisms and control valves, electronic control component systems and interface devices. We have trademark and trade name protection in major markets throughout the world.

ENVIRONMENTAL MATTERS

     We are subject to extensive and changing federal, state and foreign laws and regulations establishing health and environmental quality standards, and may be subject to liability or penalties for violations of those standards. We are also subject to laws and regulations governing remediation of contamination at facilities currently or formerly owned or operated by us and at sites to which we have sent hazardous substances or wastes for treatment, recycling or disposal. We believe that we are currently in compliance, in all material respects, with all these laws and regulations. However, we may be subject to future liabilities or obligations as a result of new or more stringent interpretations of existing laws and regulations. In addition, we may have liabilities or obligations in the future if we discover any environmental contamination or liability at any of our facilities, or at facilities we may acquire.

PROPERTIES

     We maintain our corporate headquarters in East Aurora, New York and conduct our principal manufacturing and sales operations at the following facilities:

                                                                       APPROXIMATE   APPROXIMATE
                                                                         SQUARE        SQUARE
                                                                         FOOTAGE       FOOTAGE
LOCATION                        TYPE OF FACILITY   BUSINESS SEGMENT       OWNED        LEASED
--------                        ----------------  -------------------  -----------   -----------
AMERICAS
New York......................  Headquarters                                    0       38,000
New York......................  Manufacturing     Aircraft Controls       350,000       84,000
New York......................  Manufacturing     Space Controls          209,000       28,000
New York......................  Manufacturing     Industrial Controls     117,000       60,000
California....................  Manufacturing     Aircraft Controls       200,000        6,000
California....................  Manufacturing     Space Controls                0       71,000
Utah..........................  Manufacturing     Aircraft Controls       252,000       17,000
Others (2 countries)..........  Sales             Industrial Controls           0       13,000
EUROPE
Germany.......................  Manufacturing     Industrial Controls      47,000      110,000
Italy.........................  Manufacturing     Industrial Controls     104,000       43,000
England.......................  Manufacturing     Aircraft Controls         3,000       58,000
England.......................  Manufacturing     Industrial Controls       2,000       39,000
Ireland.......................  Manufacturing     Industrial Controls      28,000        4,000
Luxembourg....................  Manufacturing     Industrial Controls      22,000       47,000
Others (5 countries)..........  Sales             Industrial Controls           0       27,000
PACIFIC
Philippines...................  Manufacturing     Aircraft Controls        57,000            0
Philippines...................  Manufacturing     Industrial Controls      31,000            0
Japan.........................  Manufacturing     Industrial Controls      74,000            0
India.........................  Manufacturing     Industrial Controls      32,000            0
Others (5 countries)..........  Sales             Industrial Controls      26,000        5,000
                                                                        ---------      -------
     Total...........................................................   1,554,000      650,000
                                                                        =========      =======

     In late fiscal 2001 and during 2002, we are planning to add approximately 61,500 square feet of manufacturing space at various existing industrial controls facilities and at low cost manufacturing sites to support our expected future growth.

                                   MANAGEMENT

     The following table sets forth information regarding our directors and executive officers.

NAME                                      AGE                         POSITION
----                                      ---    --------------------------------------------------
Robert T. Brady.........................  60     Chairman of the Board; President; Chief Executive
                                                 Officer; Director; Member, Executive Committee
Richard A. Aubrecht.....................  56     Vice Chairman of the Board; Vice President-
                                                 Strategy and Technology; Director; Member,
                                                 Executive Committee
Robert R. Banta.........................  59     Executive Vice President; Chief Financial Officer;
                                                 Director; Assistant Secretary; Member, Executive
                                                 Committee
Joe C. Green............................  60     Executive Vice President; Chief Administrative
                                                 Officer; Director; Member, Executive Committee
Robert H. Maskrey.......................  60     Executive Vice President; Chief Operating Officer;
                                                 Director; Member, Executive Committee
James L. Gray...........................  65     Director
John D. Hendrick........................  63     Director
Kraig H. Kayser.........................  40     Director
Albert F. Myers.........................  55     Director
Martin J. Berardi.......................  45     Vice President
Philip H. Hubbell.......................  62     Vice President -- Contracts and Pricing
Stephen A. Huckvale.....................  51     Vice President
Warren C. Johnson.......................  42     Vice President
Timothy P. Balkin.......................  42     Treasurer; Assistant Secretary
John B. Drenning........................  64     Secretary
Donald R. Fishback......................  45     Controller

     Mr. Robert T. Brady began his career at Moog in 1966. In 1976, Mr. Brady became Vice President and General Manager of the Aerospace Division, and subsequently President of the Aerospace Group in 1981. In 1988, Mr. Brady was elected President and Chief Executive Officer. In 1996, Mr. Brady was elected Chairman of the Board. Prior to joining Moog in 1966, Mr. Brady served as an officer in the U.S. Navy. Mr. Brady received his B.S. in Mechanical Engineering from Massachusetts Institute of Technology and his M.B.A. from the Harvard Business School. Mr. Brady currently serves as a member of the board of directors of Astronics Corporation, National Fuel Gas Corporation and Seneca Foods Corporation.

     Dr. Richard A. Aubrecht began his career at Moog in 1969. Dr. Aubrecht worked in various engineering and manufacturing capacities, including two years at Moog's German subsidiary, before leaving Moog in 1976 to work for American Hospital Supply. In 1979, Dr. Aubrecht rejoined Moog as Administrative Vice President and Secretary. In 1988, Dr. Aubrecht was elected Chairman of the Board. In 1996, Dr. Aubrecht was elected Vice Chairman of the Board and Vice President -- Strategy and Technology. Dr. Aubrecht received his B.S., M.S. and Ph.D. from the Sibley School of Mechanical Engineering at Cornell University.

     Mr. Robert R. Banta began his career at Moog in 1983 as Vice President of Finance. Mr. Banta was named Chief Financial Officer in 1988. Prior to joining Moog, Mr. Banta was Executive Vice President of Corporate Banking for M&T Bank in Buffalo, New York. Mr. Banta received his B.S. in Economics from Rutgers University and his M.B.A. from the Wharton School of Finance and Commerce of the University of Pennsylvania.

     Mr. Joe C. Green began his career at Moog in 1966. In 1973, Mr. Green was named Vice President -- Human Resources. Mr. Green was elected Chief Administrative Officer in 1988. Prior to joining Moog, Mr. Green held various positions at General Motors Institute and served as a Captain in the U.S. Army. Mr. Green received his B.S. from Alfred University and completed graduate study in Industrial Psychology at Heidelberg University in Germany.

     Mr. Robert H. Maskrey began his career at Moog in 1964. Mr. Maskrey served in a variety of engineering capacities, including Chief Engineer, through 1984. Mr. Maskrey was named General Manager of the Aircraft Controls Division and concurrently a Vice President in 1985. In 1989, Mr. Maskrey was named General Manager of the Aircraft Group. Mr. Maskrey was elected a Director of Moog in 1998 and Chief Operating Officer in 1999. Mr. Maskrey received his B.S. and M.S. in Mechanical Engineering from the Massachusetts Institute of Technology.

     Mr. James L. Gray was elected a Director of Moog in 1999. Mr. Gray served as Chairman and Chief Executive Officer of PrimeStar Partners, LP from 1995 until he retired in 1998. Mr. Gray was Vice Chairman of Time Warner Cable from 1992 to 1994. Mr. Gray received his B.S. in Business Administration from Kent State University and his M.B.A. from the State University of New York at Buffalo.

     Mr. John D. Hendrick was elected a Director of Moog in 1994. Since 1989, Mr. Hendrick has been President and Director of Okuma America Corp. in Charlotte, North Carolina. Prior to joining Okuma, Mr. Hendrick served in the capacity of Vice President for both American Tool and Mitsui Tool Machine. Mr. Hendrick received his B.S. in Mechanical Engineering from the University of Pittsburgh and his M.B.A. from Carnegie Mellon University.

     Mr. Kraig H. Kayser was elected a Director of Moog in 1998. Since 1993, Mr. Kayser has been President and Chief Executive Officer of Seneca Foods Corporation. Prior to joining Seneca Foods Corporation, Mr. Kayser served as Vice President of J.P. Morgan Investment Management. Mr. Kayser received his B.A. in Economics from Hamilton College and his M.B.A. from Cornell University.

     Mr. Albert F. Myers was elected a Director of Moog in 1997. Since 1981, Mr. Myers has been Corporate Vice President and Treasurer of Northrop Grumman Corporation. Prior to joining Northrop, Mr. Myers served as Chief of the Controls Branch at NASA's Dryden Flight Research Center. Mr. Myers received his B.S. and M.S. in Mechanical Engineering from the University of Idaho. In addition, Mr. Myers completed a Sloan Fellowship at Massachusetts Institute of Technology where he received an M.S. in industrial management.

     Mr. Martin J. Berardi began his career at Moog in 1980. From 1980 to 1993, Mr. Berardi worked in various business development, sales and marketing positions in Moog's aerospace and industrial businesses. Since 1993, Mr. Berardi has served in various industrial general management positions in the United States and Germany. Mr. Berardi was elected a Vice President of Moog in February 2000 and currently serves as General Manager of the industrial controls business in the Americas and the Pacific. Mr. Berardi received his B.S. in Biochemistry/Physics from Canisius College and his M.B.A. from St. Bonaventure University.

     Mr. Philip H. Hubbell began his career at Moog in 1965. In 1968, Mr. Hubbell was named Controller of the Aerospace/Industrial Groups. In 1978, Mr. Hubbell was elected Group Vice President. Mr. Hubbell was elected Vice President -- Contracts and Pricing in 1988. Mr. Hubbell received his B.A. in Economics/History from Duke University.

     Dr. Stephen A. Huckvale began his career with Moog in 1980. From 1980 to 1986, Dr. Huckvale served as Engineering Manager of Moog Controls Ltd. In 1986, Dr. Huckvale was named General Manager of the Pacific Group. In 1990, Dr. Huckvale was elected a Vice President of Moog. In 1995, Dr. Huckvale was elected Vice President of Moog International. Prior to joining Moog, Dr. Huckvale worked for Plessy Hydraulics and the Atkins Research and Development Center. Dr. Huckvale received his Ph.D. in Mechanical Engineering from the University of Bath in England.

     Mr. Warren C. Johnson began his career with Moog in January 1983. From 1983 to 1991, Mr. Johnson served as a Development Engineer. Mr. Johnson was named Chief Engineer of the Aircraft Controls Division in 1991. In 1999, Mr. Johnson was named General Manager of the Aircraft Group. Mr. Johnson was elected Vice President -- Aircraft Controls in February 2000. Mr. Johnson received his B.S. and his M.S. in Mechanical Engineering from Ohio State University.

     Mr. Timothy P. Balkin began his career with Moog in 1992. Prior to becoming Treasurer in June 2000, Mr. Balkin was Director of Financial Planning and Analysis. Mr. Balkin is a certified public accountant and holds a B.S. in Accounting from Canisius College and an M.B.A. from the State University of New York at Buffalo.

     Mr. John B. Drenning has served as Moog's Secretary since 1988. Mr. Drenning received his law degree from Cornell University and is a partner in the Buffalo, New York law firm of Hodgson Russ LLP. Mr. Drenning has been in the private practice of law since 1964.

     Mr. Donald R. Fishback began his career with Moog in 1981. From 1981 to 1985, Mr. Fishback held various positions, including internal auditor and divisional financial manager. Mr. Fishback became Controller in 1985. Prior to joining Moog, Mr. Fishback was a senior accountant at Deloitte, Haskins and Sells. Mr. Fishback is a certified public accountant and holds a B.A. in Business from Westminster College and an M.B.A. from the State University of New York at Buffalo.

                       PRINCIPAL AND SELLING SHAREHOLDERS


     The following table sets forth information as of October 19, 2001 regarding the beneficial ownership of our Class A common stock and Class B common stock by:


     - each director;

     - each of our five most highly compensated executive officers, including our chief executive officer;

     - all directors and executive officers as a group;

     - each person, entity or group known by us to own beneficially more than 5% of our outstanding Class A or Class B common stock; and

     - the selling shareholders.

     Unless otherwise indicated, the address of each person identified is c/o Moog Inc., Jamison Road, East Aurora, New York 14052.


     The percentages shown are based on 10,903,428 shares of Class A common stock and 2,172,421 shares of Class B common stock outstanding prior to the offering as of October 19, 2001 and 14,165,928 shares of Class A common stock and 2,172,421 shares of Class B common stock outstanding after the offering. Shares of common stock that a person has the right to acquire upon the exercise of stock options and warrants that are exercisable within 60 days are deemed outstanding for the purpose of computing the percentage ownership of that person, but are not deemed outstanding for computing the percentage ownership of any other person.


     Unless otherwise noted, we believe that all persons named in the table have sole voting and investment power with respect to all shares of Class A common stock and Class B common stock beneficially owned by them.

                              SHARES BENEFICIALLY OWNED PRIOR TO OFFERING
                              -------------------------------------------
                                    CLASS A                CLASS B
                                COMMON STOCK(1)        COMMON STOCK(2)
                              --------------------   --------------------    NUMBER OF
NAME OF                                   PERCENT                PERCENT    SHARES BEING
BENEFICIAL OWNER               NUMBER    OF CLASS     NUMBER    OF CLASS      OFFERED
----------------              --------   ---------   --------   ---------   ------------
Robert T. Brady(3)..........   93,891         *       44,688       2.1            -0-
Richard A. Aubrecht(4)......   74,803         *       38,064       1.8            -0-
Robert R. Banta.............   14,540         *        6,900         *            -0-
Joe C. Green................   30,374         *       29,707       1.4            -0-
Robert H. Maskrey...........   62,315         *       30,475       1.4            -0-
James L. Gray...............    4,800         *          -0-       -0-            -0-
John D. Hendrick............    2,250         *        1,500         *            -0-
Kraig H. Kayser.............    2,400         *          -0-       -0-            -0-
Albert F. Myers.............    2,250         *          -0-       -0-            -0-
All directors and officers
  as a group (16 persons)...  429,161       3.9      159,461       7.3            -0-
Moog Inc. Savings and Stock
  Ownership Plan Trust(5)...  618,435       5.7      707,632      32.6            -0-
Moog Inc. Retirement Plan
  Trust(6)..................   66,232         *      444,904      20.5         66,232
Moog Family Agreement as to
  Voting(7).................  145,589       1.3      339,209      15.6            -0-
Lord, Abbett & Company(8)...  641,475       5.9          -0-       -0-            -0-
  90 Hudson Street Jersey
  City, NJ 07302
Dimensional Fund Advisors
Inc.(9).....................  635,475       5.8       58,050       2.7            -0-
  1299 Ocean Avenue
  11th Floor
  Santa Monica, CA 90401

                               SHARES BENEFICIALLY OWNED AFTER OFFERING
                              -------------------------------------------
                                    CLASS A                CLASS B
                                COMMON STOCK(1)        COMMON STOCK(2)
                              --------------------   --------------------
NAME OF                                   PERCENT                PERCENT
BENEFICIAL OWNER               NUMBER    OF CLASS     NUMBER    OF CLASS
----------------              --------   ---------   --------   ---------
Robert T. Brady(3)..........   93,891         *       44,688       2.1
Richard A. Aubrecht(4)......   74,803         *       38,064       1.8
Robert R. Banta.............   14,540         *        6,900         *
Joe C. Green................   30,374         *       29,707       1.4
Robert H. Maskrey...........   62,315         *       30,475       1.4
James L. Gray...............    4,800         *          -0-       -0-
John D. Hendrick............    2,250         *        1,500         *
Kraig H. Kayser.............    2,400         *          -0-       -0-
Albert F. Myers.............    2,250         *          -0-       -0-
All directors and officers
  as a group (16 persons)...  429,161       3.0      159,461       7.3
Moog Inc. Savings and Stock
  Ownership Plan Trust(5)...  618,435       4.4      707,632      32.6
Moog Inc. Retirement Plan
  Trust(6)..................      -0-       -0-      444,904      20.5
Moog Family Agreement as to
  Voting(7).................  145,589       1.0      339,209      15.6
Lord, Abbett & Company(8)...  641,475       4.5          -0-       -0-
  90 Hudson Street Jersey
  City, NJ 07302
Dimensional Fund Advisors
Inc.(9).....................  635,475       4.5       58,050       2.7
  1299 Ocean Avenue
  11th Floor
  Santa Monica, CA 90401

                              SHARES BENEFICIALLY OWNED PRIOR TO OFFERING
                              -------------------------------------------
                                    CLASS A                CLASS B
                                COMMON STOCK(1)        COMMON STOCK(2)
                              --------------------   --------------------    NUMBER OF
NAME OF                                   PERCENT                PERCENT    SHARES BEING
BENEFICIAL OWNER               NUMBER    OF CLASS     NUMBER    OF CLASS      OFFERED
----------------              --------   ---------   --------   ---------   ------------
Alliance Capital Management
L.P.(10)....................  880,362       8.1          -0-       -0-            -0-
  1345 Avenue of the
  Americas
  New York, NY 10153
Neuberger & Berman,
LLC(11).....................  620,700       5.7          -0-       -0-            -0-
  605 Third Avenue New York,
  NY 10158
Benson Associates LLC(12)...  549,278       5.0          -0-       -0-            -0-
  SW 5th Ave., #2130
  Portland, OR 97204
Seneca Foods
Foundation(13)..............   44,550         *          -0-       -0-         44,550
  c/o Seneca Foods
  Corporation
  1162 Pittsford-Victor Rd.
  Pittsford, NY 14534

                               SHARES BENEFICIALLY OWNED AFTER OFFERING
                              -------------------------------------------
                                    CLASS A                CLASS B
                                COMMON STOCK(1)        COMMON STOCK(2)
                              --------------------   --------------------
NAME OF                                   PERCENT                PERCENT
BENEFICIAL OWNER               NUMBER    OF CLASS     NUMBER    OF CLASS
----------------              --------   ---------   --------   ---------
Alliance Capital Management
L.P.(10)....................  880,362       6.2          -0-       -0-
  1345 Avenue of the
  Americas
  New York, NY 10153
Neuberger & Berman,
LLC(11).....................  620,700       4.4          -0-       -0-
  605 Third Avenue New York,
  NY 10158
Benson Associates LLC(12)...  549,278       3.9          -0-       -0-
  SW 5th Ave., #2130
  Portland, OR 97204
Seneca Foods
Foundation(13)..............      -0-       -0-          -0-       -0-
  c/o Seneca Foods
  Corporation
  1162 Pittsford-Victor Rd.
  Pittsford, NY 14534


---------------
  *  Does not exceed one percent of the class.


 (1) Includes the following shares issuable upon exercise of stock options which are currently exercisable or which will become exercisable within 60 days:
     Brady -- 32,937; Aubrecht -- 29,690; Banta -- 9,740; Green -- 21,440;
     Maskrey -- 29,690; Gray -- 750; Hendrick -- 2,250; Kayser -- 2,250;
     Myers -- 2,250; and Directors and officers as a group -- 218,281;


 (2) Shares of Class B common stock are convertible into shares of Class A common stock on a one-for-one basis.

 (3) Mr. Brady's spouse owns 300 shares of Class A common stock and is custodian of 1,500 shares of Class A common stock for her children. These shares are not included in the number reported.

 (4) Dr. Aubrecht's spouse owns 26,378 shares of Class A common stock and 59,487 shares of Class B common stock. These shares are not included in the number reported.

 (5) These shares are allocated to individual participants under the plan and are voted by the Trustee, HSBC Bank USA, Buffalo, New York, as directed by the participants to whom these shares are allocated. Any allocated shares as to which voting instructions are not received are voted by the Trustee as directed by the plan's investment committee. As of June 30, 2001, 4,746 of the allocated shares of Class A common stock and 21,996 of the allocated shares of Class B common stock were allocated to accounts of officers and are included in the share totals in the table for all directors and officers as a group.

 (6) Shares held are voted by the Trustee, Manufacturers and Traders Trust Company, Buffalo, New York, as directed by our Retirement Plan Committee.


 (7) Does not include options to acquire 51,750 shares of Class A common stock. See the description under "Moog Family Agreement as to Voting" in this prospectus for information on how these shares are voted.



 (8) Information with respect to Lord, Abbett & Company and its holdings of Class A common stock is based on Lord, Abbett's Schedule 13F filed with the SEC in October 2001. Based solely upon information contained in a Form ADV of Lord, Abbett filed with the SEC in May 2001, the general partners of Lord, Abbett are as follows: Stephen I. Allen, Zane E. Brown, Daniel E. Caper, Robert S. Dow, John E. Erard, Robert P. Fetch, Daria L. Foster, Robert I. Gerber, Paul A. Hilstad, William T. Hudson, Stephen J. McGruder, Michael B. McLaughlin, Robert G. Morris, Robert J. Noelke, Robert M. Pennington, Eli M. Salzmann, Christopher J. Towle and Joan A. Binstock.



 (9) Information with respect to Dimensional Fund Advisors Inc. and its holdings of Class A and Class B common stock is based on Dimensional's Schedule 13F filed with the SEC in October 2001. Based solely upon information contained in a Form ADV of Dimensional filed with the SEC in January 2001, the directors and executive officers of Dimensional are: David G. Booth -- Chairman and Chief Executive Officer; Rex A. Sinquefield -- Chairman and Chief Investment Officer; Jeanne C. Sinquefield -- Executive Vice President; Michael T. Scardina -- Vice President, Chief Financial Officer and Treasurer; Catherine L.
     Newell -- Vice President and Secretary; Arthur H. Barlow -- Vice President; Robert T. Deere -- Vice President; David A. Plecha -- Vice President; Karen
     E. McGinley -- Vice President; John A. McQuown, Lloyd Stockel and Eugene F. Fama, directors.



(10) Information with respect to Alliance Capital Management L.P. and its holdings of Class A common stock is based on AXA Financial, Inc.'s 13F filed with the SEC in August 2001. Based solely upon information contained in a Form ADV of Alliance Capital filed with the SEC in May 2001, the general partner of Alliance Capital is Alliance Capital Management Corp. and the directors and executive officers of Alliance Capital Management Corp. are: Dave H. Williams -- Chairman Emeritus; Bruce W.
     Calvert -- Chairman of the Board; Alfred Harrison -- Vice Chairman and director; John D. Carifa -- President, Chief Operating Officer and director; Lewis A. Sanders -- Vice Chairman, Chief Investment Officer and director; Roger Hertog -- Vice Chairman and director; Frank
     Savage -- Senior Vice President and director; Gerald M.
     Lieberman -- Executive Vice President, Finance and Operations, and director; Robert H. Joseph -- Senior Vice President and Chief Financial Officer; David R. Brewer -- Senior Vice President, General Counsel and Secretary; Mark R. Manley -- Senior Vice President, Assistant Secretary and Compliance Officer; and Benjamin D. Holloway, Richard Dziadzio, Donald H. Brydon, Henri De La Croix De Castries, Denis Duverne, Edward D. Miller, Peter D. Noris, Stanley B. Tulin, William E.C. Jarmain, Peter J. Tobin, directors; Christopher M. Condron, a director of ACMC, Inc., a limited partner of Alliance Capital, is designated as a control person of Alliance Capital.



(11) Information with respect to Neuberger Berman, LLC and its holdings of Class A common stock is based on Neuberger & Berman's Schedule 13F filed with the SEC in August 2001. Based solely upon information contained in a Form ADV of Neuberger Berman, LLC filed with the SEC in September 2001, the executive officers of Neuberger Berman, LLC are: Michael M. Kassen -- Executive Vice President; Jeffrey B. Lane -- President and Chief Executive Officer; Robert Matza -- Executive Vice President and Chief Administrative Officer; Matthew S. Stadler -- Senior Vice President and Chief Financial Officer; Joseph K. Herlihy -- Chief Operations Officer; Kevin
     Handwerker -- Chief Legal Officer; Linda L. Messinger -- Director of Compliance; Heidi L. Schneider -- Executive Vice President; and Peter E. Sundman -- Executive Vice President.



(12) Information with respect to Benson Associates LLC and its holdings of Class A common stock is based on Benson Associates' Schedule 13F filed with the SEC in August 2001. Based solely upon information contained in a Form ADV filed by Benson Associates with the SEC in March 2001, the executive officers of Benson Associates are: Dale Benson -- Chief Executive Officer and Chief Investment Officer; and Mark D. Cooper -- President and Secretary.



(13)The executive officers of Seneca Foods Foundation are: Kraig H.
    Kayser -- Chief Executive Officer; and Philip G. Paras -- Vice President, Finance.


MOOG FAMILY AGREEMENT AS TO VOTING

     The Moog Family Agreement as to Voting is an agreement among the following relatives of the late Jane B. Moog: her children, Constance Kent Moog Silliman, Nancy Moog Aubrecht, Douglas B. Moog and Susan L. Moog; her adult grandchildren; her son-in-law, Richard A. Aubrecht; her daughter-in-law, Jeanne M. Moog; and Albert K. Hill, former legal counsel to us. The agreement covers 137,305 shares of Class A common stock and 256,982 shares of Class B common stock, exclusive of exercisable options, owned of record or beneficially by the parties to the agreement other than Mr. Hill. Mr. Hill's shares are not covered by the agreement. Each party to the agreement has granted an irrevocable proxy covering that parties' shares to a committee consisting of Richard A. Aubrecht, Constance Kent Moog Silliman, Jeanne M. Moog, Douglas B. Moog, Susan L. Moog and Albert K. Hill. The committee is required to take all action necessary to cause all shares subject to the agreement to be voted as may be determined by the vote of any four of its members. The agreement contains restrictions on the ability of any party to remove shares of stock from the provisions of the agreement, to transfer shares or to convert Class B shares to Class A shares. The agreement further provides that each committee member has the right to appoint a successor from among the persons whose shares are subject to the agreement. The agreement continues in force until December 31, 2015 and is automatically renewed from year to year after that date unless any party to the agreement gives notice to the other parties of his election to terminate the agreement at least 90 days before December 31 of that year. The agreement also terminates when any of the following events occur:

     - we cease to do business;

     - our bankruptcy, receivership or dissolution;

     - upon the mutual agreement of the holders of 85% of the shares that are bound by the agreement;

     - whenever there is only one surviving person bound by the agreement; or

     - upon five days notice by us that at least two-thirds of the holders of record of shares entitled to vote have approved a merger, consolidation, reorganization or a plan for liquidation, dissolution or sale of substantially all of our assets.

                          DESCRIPTION OF CAPITAL STOCK


     Our authorized capital stock consists of 30,000,000 shares of Class A common stock, par value $1.00 per share, 10,000,000 shares of Class B common stock, par value $1.00 per share and 10,000,000 shares of preferred stock, par value $1.00 per share. Upon completion of this offering, we will have outstanding 14,165,928 shares of Class A common stock, 2,172,421 shares of Class B common stock and 83,771 shares of 9% Cumulative, Convertible, Exchangeable, Preferred Stock, Series B, $1.00 par value, or Series B Preferred Stock. The following description of our capital stock is a summary only and is derived from our certificate of incorporation, which is incorporated by reference into this prospectus.


COMMON STOCK

     The Class A common stock and Class B common stock share equally in our earnings and are identical except with respect to rights on voting, dividends and share distributions and convertibility.

     Voting Rights. The Class A common stock and Class B common stock vote as a single class on all matters except election of directors and except as required by law. Holders of Class A common stock are entitled to elect at least 25% of the board of directors, rounded up to the nearest whole number, so long as the outstanding shares of Class A common stock are at least 10% of the aggregate number of outstanding shares of Class A common stock and Class B common stock combined. The holders of Class B common stock elect the remaining directors. Currently, the holders of Class A common stock are entitled, as a class, to elect three directors. The holders of the Class B common stock are entitled, as a class, to elect our remaining six directors. On all other matters, the holders of Class A common stock are entitled to one-tenth of a vote. Each share of Class B common stock is entitled to one vote. If the outstanding shares of Class A common stock become less than 10% of the aggregate number of outstanding shares of both classes combined, the holders of Class A common stock would not have the right to elect 25% of the board of directors. Directors would then be elected by all shareholders voting as a single class, with holders of Class A common stock having a one-tenth vote per share and holders of Class B common stock having one vote per share.

     Dividends and Share Distributions. Dividends may be paid on Class A common stock without paying a dividend on Class B common stock. No dividend may be paid on Class B common stock unless at least an equal dividend is paid on Class A common stock. Payment of dividends is restricted by our bank credit facility and by the terms of our 10% senior subordinated notes.

     Share distributions in shares of Class A common stock or Class B common stock may be paid only as follows. Shares of Class A common stock are paid to holders of shares of Class A common stock or, if there is no Class A common stock outstanding, to holders of Class B common stock. Shares of Class B common stock are paid to holders of Class B common stock. The same number of shares must be paid in respect of each outstanding share of Class A common stock and Class B common stock.

     We may not combine or subdivide shares of either class of common stock without at the same time proportionally subdividing or combing shares of the other class.

     Conversion. Each share of Class B common stock is convertible at the option of the holder at any time into Class A common stock on a one-for-one basis.

PREFERRED STOCK


     The Series B Preferred Stock is our only outstanding class of preferred stock. As of October 24, 2001, there were 83,771 shares of Series B Preferred Stock outstanding. The Series B Preferred Stock is entitled to quarterly cumulative dividends at 9% per annum based on the par value of the shares. In the event we fail to pay the dividend for a period of eight consecutive quarters, the Series B Preferred Stock, voting as a class, is entitled to elect two directors who would otherwise be elected by the Class B common stock. The Series B Preferred stock will be automatically exchanged for shares of Class A common stock at the conversion rate on January 1, 2004. The Series B Preferred Stock also has the right to receive payment on our liquidation before payment is made to holders of the common stock. The Series B Preferred Stock is convertible into Class A common stock at a rate of .128775 shares of common stock per share of Series B Preferred Stock at any time at the option of the holder. The Series B Preferred Stock votes with the common stock, on the basis of one vote per share, on any proposal for the termination of our existence by reason of dissolution, liquidation, sale or mortgage of a substantial part of our assets, or a merger, consolidation or similar business combination. Pursuant to the New York Business Corporation Law, the Series B Preferred Stock is entitled to vote as a class on takeover transactions in which the rights of the Series B Preferred Stock are prejudiced. The Series B Preferred Stock is owned by eight of our current officers and one former officer. These officers have agreed among themselves that all shares of Series B Preferred Stock owned by them will be voted in a manner determined by the holders of a majority of the shares. The agreement contains restrictions on the ability of any party to remove their shares from the provisions of the agreement, to transfer shares, or otherwise convert the shares that are subject to the agreement. The agreement continues in force until January 2, 2004, unless any of the following events occur prior to that date:

     - we cease to do business;

     - our bankruptcy, receivership or dissolution;

     - upon the mutual agreement of the holders of 85% of the shares of Series B Preferred Stock bound by the agreement; or

     - whenever there are only two surviving holders bound by the agreement.

     Our board of directors is authorized, without shareholder action, to issue additional shares of preferred stock in one or more series. The board has the discretion to determine the rights, preferences and limitations of each series, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences. Satisfaction of any dividend preference of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. In some circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. We have no current intention to issue any additional shares of preferred stock.

                                  UNDERWRITING

UNDERWRITING

     Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse First Boston Corporation and SG Cowen Securities Corporation are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us, the selling shareholders and the underwriters, we and the selling shareholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us and the selling shareholders, the number of shares of Class A common stock listed opposite their names below.

                                                                 NUMBER OF
                                                                   SHARES
UNDERWRITER                                                      ---------
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........
Credit Suisse First Boston Corporation......................
SG Cowen Securities Corporation.............................
                                                                 ----------
             Total..........................................
                                                                 ==========

     The underwriters have agreed to purchase all of the shares of Class A common stock if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

     We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

     The underwriters are offering the shares of our Class A common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

     Offers and sales outside the United States, if any, will be made through the underwriters' international broker-dealer affiliates.

COMMISSIONS AND DISCOUNTS

     The representatives have advised us and the selling shareholders that the underwriters propose initially to offer the shares of Class A common stock to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $ per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $ per share to other dealers. After the offering, the public offering price, concession and discount may be changed.

     The following table shows the public offering price, underwriting discount and proceeds before expenses to Moog and the selling shareholders. This information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

                                                                   WITHOUT
                                                      PER SHARE    OPTION     WITH OPTION
                                                      ---------    -------    -----------
Public offering price...............................      $           $            $
Underwriting discount...............................      $           $            $
Proceeds, before expenses, to Moog..................      $           $            $
Proceeds, before expenses, to the
  selling shareholders..............................      $           $            $

     The expenses of the offering, not including the underwriting discount, are estimated at $500,000 and are payable by Moog.


OVER ALLOTMENT OPTION



     We have granted an option to the underwriters to purchase up to 505,992 additional shares of Class A common stock at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.


NO SALES OF SIMILAR SECURITIES

     We and the selling shareholders and our executive officers and directors have agreed, subject to some limited exceptions, not to sell or transfer any Class A common stock for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly:

     - offer, pledge, sell or contract to sell any Class A common stock;

     - sell any option or contract to purchase any Class A common stock;

     - purchase any option or contract to sell any Class A common stock;

     - grant any option, right or warrant for the sale of any Class A common stock;

     - lend or otherwise dispose of or transfer any Class A common stock;

     - request a demand that we file a registration statement related to the Class A common stock; or

     - enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of Class A common stock whether any such swap or transaction is to be settled by delivery of shares of Class A common stock or other securities, in cash or otherwise.

     This lock-up agreement applies to Class A common stock and to securities convertible into or exchangeable or exercisable for, or repayable with, Class A common stock. It also applies to Class A common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

     The lock-up agreement does not apply to:

     - any shares of Class A common stock issued by Moog upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this Prospectus;

     - any shares of Class A common stock issued or options to purchase Class A common stock granted pursuant to employee benefit plans existing on the date of this Prospectus; or

     - any shares of Class A common stock issued pursuant to any non-employee director stock plan or dividend reinvestment plan.

     Merrill Lynch may in its sole discretion, at any time without notice, consent to the release of all or any portion of the shares subject to lock-up agreements. Merrill Lynch does not have any current intention to release shares of Class A common stock subject to these lock-up agreements. Any determination to release any shares subject to the lock-up agreements would be based on a number of factors at the time of any such determination, possibly including, but not limited to, the market price of the Class A common stock, the liquidity of the trading market for the Class A common stock, general market conditions, the number of shares proposed to be sold and the timing of the proposed sale.

ELECTRONIC DISTRIBUTION

     Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet website maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch website is not a part of this prospectus.

     Credit Suisse First Boston Corporation may effect an on-line distribution through its affiliate, CFSBdirect Inc., an on-line broker/dealer, as a selling group member.

NEW YORK STOCK EXCHANGE LISTING

     The shares of our Class A common stock are listed on the New York Stock Exchange under the symbol "MOG.A."

PRICE STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

     The underwriters may purchase and sell the Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover the positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the issuer in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in an open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchase of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

     The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

     Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the Class A common stock or preventing or retarding a decline in the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that might otherwise exist in the open market.

     Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives or the lead manager will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

OTHER RELATIONSHIPS

     Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

                                 LEGAL MATTERS

     The validity of the shares of Class A common stock offered by this prospectus will be passed upon for us by Hodgson Russ LLP, Buffalo, New York. John B. Drenning, our corporate secretary and a shareholder of Moog, is a partner in Hodgson Russ LLP. Certain legal matters in connection with the offering will be passed upon for the underwriters by Shearman & Sterling, New York, New York.

                                    EXPERTS

     Our financial statements and schedule which are included in our Annual Report on Form 10-K, as amended by Form 10-K/A as of September 30, 2000, have been incorporated by reference into this prospectus in reliance upon the reports of KPMG LLP and PricewaterhouseCoopers, independent certified public accountants, incorporated by reference into this prospectus, and upon the authority of said firms as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     This prospectus is part of a registration statement on Form S-3 that we have filed with the SEC covering the common stock offered by us and the selling shareholders. This prospectus does not contain all the information set forth in the registration statement and you should refer to that registration statement with its exhibits for further information. Statements contained in this prospectus as to the contents of any contract or other document are not complete and you should review those documents filed as an exhibit to, or incorporated by reference into, the registration statement.


     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may review any of this information and the registration statement at the SEC's public reference rooms located at 450 Fifth Street, N.W., Washington, DC 20549 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains an internet site at http://www.sec.gov that contains information about us. You can also inspect our SEC filings at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.


               INCORPORATION OF INFORMATION WE FILE WITH THE SEC

     The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, other than pursuant to Item 9 of Form 8-K, until this offering is completed.

     - Annual Report on Form 10-K for the fiscal year ended September 30, 2000, as amended by Form 10-K/A, and

     - Quarterly Reports on Form 10-Q for the quarters ended December 31, 2000, March 31, 2001, and June 30, 2001.

     You may request a copy of these filings, at no cost, by writing to or telephoning us at the address below. We will not, however, provide copies of the exhibits to these filings unless we specifically incorporate by reference the exhibits in this prospectus.

                                   Moog Inc.
                        Attention: Shareholder Relations
                        East Aurora, New York 14052-0018
                                 (716) 652-2000

                                  [MOOG LOGO]

                                    PART II.

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The expenses in connection with the issuance and distribution of the securities being registered will be borne by Moog and are set forth in the following table:

Registration fee............................................  $ 23,890
NASD fee....................................................    10,056
Listing fee.................................................    36,900
Legal fees and expenses.....................................   130,000
Blue Sky fees and expenses..................................     5,000
Accounting fees and expenses................................   130,000
Printing fees and expenses..................................   130,000
Miscellaneous...............................................    34,154
                                                              --------
          Total.............................................  $500,000
                                                              ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Sections 722 through 726 of the New York Business Corporation Law, or BCL, grant New York corporations broad powers to indemnify their present and former directors and officers and those of affiliated corporations against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with threatened, pending or completed actions, suits or proceedings to which they are parties or are threatened to be made parties by reason of being or having been such directors or officers, subject to specified conditions and exclusions; give a director or officer who successfully defends an action the right to be so indemnified; and permit a corporation to buy directors' and officers' liability insurance. Such indemnification is not exclusive of any other rights to which those indemnified may be entitled under any by-laws, agreement, vote of shareholders or otherwise.

     Section 402(b) of the BCL permits a New York corporation to include in its certificate of incorporation a provision eliminating the potential monetary liability of a director to the corporation or its stockholders for breach of fiduciary duty as a director, provided that such provision shall not eliminate the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) for improper payment of dividends, or (iv) for any transaction from which the director receives an improper personal benefit. Moog's Restated Certificate of Incorporation includes the provision permitted by Section 402(b) of the BCL.

     Moog's By-Laws provide that Moog shall indemnify such directors and officers against expenses, judgments, fines or amounts paid in settlement in connection with any action, suit or proceeding, or threat thereof, to the maximum extent permitted by applicable law.

ITEM 16.  EXHIBITS.

     The following exhibits are filed with this Registration Statement:


EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
  1       Form of Purchase Agreement among the Company, the Selling
          Shareholders, and Merrill Lynch & Co. on behalf of the
          underwriters (previously filed).
  4       Restated Certificate of Incorporation of the Company,
          incorporated by reference to Exhibit 3 of the Company's
          Annual Report on Form 10-K for its fiscal year ended
          September 30, 1989.
  5       Opinion of Hodgson Russ LLP (previously filed).
 23.1     Consent of KPMG LLP.
 23.2     Consent of PricewaterhouseCoopers.
 23.3     Consent of Hodgson Russ LLP (previously filed).
 24       Power of Attorney (previously filed).


ITEM 17.  UNDERTAKINGS.

     (a) Moog hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Moog hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in East Aurora, New York, on the 26th day of October, 2001.


                                          MOOG INC.

                                          By: /s/ ROBERT T. BRADY
                                            ------------------------------------
                                              Robert T. Brady, President
                                              and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.


                SIGNATURE                                   TITLE                          DATE
                ---------                                   -----                          ----

/s/ ROBERT T. BRADY                         Chairman of the Board, President and     October 26, 2001
------------------------------------------  Chief Executive Officer (Principal
Robert T. Brady                             Executive Officer) and Director

*                                           Executive Vice President, Chief          October 26, 2001
------------------------------------------  Financial Officer, and Director
Robert R. Banta                             (Principal Financial Officer)

*                                           Controller (Principal Accounting         October 26, 2001
------------------------------------------  Officer)
Donald R. Fishback

*                                                          Director                  October 26, 2001
------------------------------------------
Richard A. Aubrecht, Ph.D.

*                                                          Director                  October 26, 2001
------------------------------------------
Robert H. Maskrey

*                                                          Director                  October 26, 2001
------------------------------------------
Joe C. Green

*                                                          Director                  October 26, 2001
------------------------------------------
John D. Hendrick

*                                                          Director                  October 26, 2001
------------------------------------------
James L. Gray

                SIGNATURE                                   TITLE                          DATE
                ---------                                   -----                          ----

*                                                          Director                  October 26, 2001
------------------------------------------
Albert F. Myers

*                                                          Director                  October 26, 2001
------------------------------------------
Kraig H. Kayser


*By: /s/ ROBERT T. BRADY
     -----------------------------------------
     Robert T. Brady,
     Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
  1       Form of Purchase Agreement among the Company, the Selling
          Shareholders, and Merrill Lynch & Co. on behalf of the
          underwriters (previously filed).
  4       Restated Certificate of Incorporation of the Company,
          incorporated by reference to Exhibit 3 to the Company's
          Annual Report on Form 10-K for its fiscal year ended
          September 30, 1989.
  5       Opinion of Hodgson Russ LLP (previously filed).
 23.1     Consent of KPMG LLP.
 23.2     Consent of PricewaterhouseCoopers.
 23.3     Consent of Hodgson Russ LLP (previously filed).
 24       Power of Attorney (previously filed).